AMERICAN MEDICAL ALERT CORP.

2006 ANNUAL REPORT

The Center Of Healthcare Communication


07067840

Years Ended December 31	2006	2005	2004	2003	2002
Selected Statement of Operations Data					
Revenue:					
Service	$30,406,636	$22,176,799	$18,852,925	$16,192,712	$14,408,221
Product	387,752	270,843	275,078	375,640	384,194
Total Revenue	$30,794,388	$22,447,642	$19,128,003	$16,568,352	$14,792,415
Net Income	$1,262,529	$932,436	$410,606	$570,700	$155,619
Net Income Per Share - Basic	$0.14	$0.11	$0.05	$0.08	$0.02
Net Income Per Share - Diluted	$0.13	$0.10	$0.05	$0.07	$0.02
Weighted Average Number of Common Shares:					
Basic	8,948,328	8,452,435	7,903,267	7,455,038	7,188,294
Diluted	9,386,142	9,124,905	8,478,824	7,678,252	7,552,002
Selected Balance Sheet Data As of Dec 31					
Total Assets	$32,607,745	$26,595,336	$19,501,016	$17,936,580	$16,980,647
Long-Term Liabilities	$7,233,964	$3,715,626	$1,877,416	$2,079,363	$2,069,454
Shareholders' Equity	$21,345,190	$18,383,926	$15,277,899	$13,707,287	$12,559,257

MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is traded on NASDAQ (Symbol: AMAC). The high and low sales price of the Common Stock, as furnished by NASDAQ, is shown for the fiscal years indicated.

2005	High	Low
First Quarter	$7.25	$4.90
Second Quarter	6.95	5.95
Third Quarter	7.87	5.96
Fourth Quarter	7.13	5.48

2006	High	Low
First Quarter	$6.31	$5.31
Second Quarter	7.29	5.95
Third Quarter	6.16	4.95
Fourth Quarter	6.90	5.56

As of March 20, 2007, there were 531 record holders of the Company's Common Stock.

The Company did not pay dividends on its Common Stock during the two years ended December 31, 2006 and 2005 and does not anticipate paying dividends in the foreseeable future.


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2007
WASH. D.C.
210
SECTION

SELECTED FINANCIAL DATA

PERFORMANCE GRAPH

Set forth below is a line graph comparing the annual percentage change in the cumulative total return on the Company's Common Stock with the cumulative total return of the NASDAQ Composite Market Index (U.S. Companies) and the NASDAQ Healthcare Index for the period commencing on December 31, 2001 (1) and ending on December 31, 2006.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS

Among American Medical Alert Corp, The NASDAQ Composite Index and the NASDAQ Health Care Index


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American Medical Alert Corp
NASDAQ Composite
NASDAQ Health Care

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.



Jack Rhian
CEO, President

Howard M. Siegel
Chairman of the Board

2006 was a year of transformation for AMAC. Today's AMAC is uniquely positioned as a healthcare communications company through the operation of two complementary communications centric divisions. The value proposition for both the healthcare provider and shareholder is based upon AMAC's carefully crafted portfolio of products and services designed to accommodate a vast scope of healthcare communication needs. Through the pursuit of this vision, today's AMAC has harnessed the power of technology to diversify its service offerings not only to improve life quality for the chronically ill and disabled, but also to fundamentally enhance healthcare communications between patient and provider. Working from the foundation of the Company's core competency of providing PERS safety monitoring, today's AMAC currently possesses a comprehensive array of personal safety, medication regimen management, telehealth and telephony-based communication tools that can foster a customer relationship with virtually every healthcare company, provider and facility.

AMAC's management team is focused on execution. The team goals are precise in their objectives, use our carefully constructed portfolio of products and services to significantly grow the Company in the months and years to come, achieve market leadership recognition, and continue with unrelenting effort to refine our portfolio to meet the emerging needs of our customers.

Today's AMAC has unprecedented opportunity to achieve these objectives. In our Health Safety and Monitoring Services (HSMS) division, one of the most notable opportunities now exists as a result of the Company's arrangement with Walgreen Co. Commencing this summer, Walgreens and AMAC will launch a nationwide program to market PERS services under Walgreen's private label, "Ready Response". This national campaign is expected to increase product accessibility through Walgreens 5600+ locations, build awareness of the benefits PERS provides to individuals who wish to maintain independence at home, and dramatically increase the number of subscribers utilizing the Company's PERS product.

Today's AMAC is viewed by the healthcare community as forward thinking and responsive in an ever evolving communications arena. Notwithstanding the effort and opportunity associated with the Walgreen's program, management remains focused as well on executing on its significant Health Safety Monitoring (HSMS) and Telephony Based Communication Services (TBCS) opportunities including those arising from "Daytime Services" and PhoneScreen. PhoneScreen is the most recent acquisition and is a wholly owned subsidiary specializing in the provision of clinical trial recruitment, call center related quality assurance and post marketing surveillance. AMAC has also completed two additional call center acquisitions in 2006 that will provide market expansion opportunities. Our well planned diversification strategy of transitioning from a single product offering to a diverse portfolio has yielded positive outcomes as we position ourselves for future growth.

2006 was also a landmark year in that the Company's founder and Chief Executive Officer, Howard M. Siegel, completed the process of transferring managerial control to his successor after twenty-five years of steadfast leadership. Today's AMAC and its management team envision the future and its possibilities clearly as a result of Howard Siegel's vision during his long and dedicated tenure.

I would like to warmly thank you, our shareholders, for your belief in our performance and in the achievements of our employees. Through the work and leadership of our management team and board of directors, AMAC delivered solid financial results in 2006. AMAC is in an excellent position to capitalize on growing demand for our robust product portfolio that addresses significant unmet health and communication needs. 2007 and beyond is expected to be an exciting time for AMAC in terms of growth and expansion. Our goal is to continue to validate your confidence in us in the future.

Sincerely yours,

Jack Rhian
Chief Executive Officer and President

GENERAL

American Medical Alert Corporation ("AMAC" or the "Company") is a corporation incorporated under the laws of the State of New York in 1981. As used herein, the term "AMAC" or "Company" means, unless the context requires otherwise, the Company and its wholly owned subsidiaries, HCI Acquisition Corp., LMA Acquisition Corp., Safe Com, Inc., North Shore Answering Services, Answer Connecticut Acquisition Corp., MD OnCall Acquisition Corp. and American Mediconnect Acquisition Corp.

AMAC is a healthcare communications company, with three reporting segments as of December 31, 2006: (i) Health and Safety Monitoring Systems ("HSMS") (ii) Telephony Based Communication Services ("TBCS"), and (iii) Pharmacy Security Monitoring Systems ("SafeCom"). AMAC's objective is to achieve higher levels of capital efficient profitable growth. To accomplish this, the Company's management operates its business consistent with certain strategic principles to leverage various healthcare communication and monitoring services through centralized call centers to enhance and diversify the Company's revenue stream and earning capacity. The Company is committed to attaining leadership positions in its market segments through the incorporation of monitored appliances and systems and the development of innovative call center solutions.

The Company's financial model is the generation of monthly recurring revenues (MRR). Under this model, each operating division generates a prescribed monthly fee for services and equipment rendered throughout the duration of the service agreement. For the year ended December 31, 2006, approximately 96% of the Company's revenue was generated from MRR. The remaining 4% was derived from one time installation charges and product sales.

PRODUCTS AND SERVICES

Health and Safety Monitoring Systems

This operating segment focuses on the marketing of health monitoring system and monitoring services to enhance healthcare delivery and provide 24/7 medical emergency communications.

Personal Emergency Response Systems ("PERS")

Marketed primarily as the VoiceCare® System, PERS is the Company's core product and service offering. The system consists of a console unit and a wireless transmitter generally worn as a pendant or on the wrist by the subscriber. In the event of an emergency, the client is able to summon immediate assistance via the two-way voice system that connects their home telephone with the Company's Response Center.

The PERS product line is distributed to the subscriber base through four primary marketing channels: AMAC's Private Pay Program; Third Party Reimbursed Programs; the Distributor Network, made up of Direct Service Providers, ("DSPs"); and the Purchase and Monitoring Program ("PMP"). Under the Private Pay and Third Party Reimbursed Programs, AMAC provides all aspects of service on behalf of subscribers while DSPs and PMPs maintain responsibility for management of subscribers in their program.

Private Pay Program: Individuals from the community can access the VoiceCare system through AMAC's corporate sales office, via any regional office or by mail order. AMAC has referral arrangements with home care agencies and case managers throughout the United States who introduce and recommend VoiceCare to clients and generate an ongoing source of new consumer interest.

In February of 2007, the Company announced it had entered into an exclusive relationship with Walgreen Co. to provide the Company's flagship personal emergency response systems under the Walgreen brand. Walgreens Ready Response™ Medical Alert system is currently being offered at Walgreens stores in selected markets and on a national scale through Walgreen's website and will be offered in all Walgreen stores in the United States and Puerto Rico beginning June, 2007. The Company believes the Walgreen relationship will provide a significant opportunity for AMAC to increase its PERS market share through Walgreen's direct to consumer distribution channel.

Third Party Reimbursed Programs: The Company's PERS are on the Centers for Medicare and Medicaid ("CMS") list of approved monitoring devices. Payment for PERS equipment and monitoring services is available through various state Medicaid Home and Community Based Services waivers programs and other Medicaid funded home care services programs. AMAC believes that the use of home care as an alternative to institutional care will continue to increase, representing an ongoing opportunity for broader use of the Company's current and future products. In 2006, 13% of AMAC's revenue was derived from contracts with Medicaid reimbursed programs for PERS services. These programs operate under a rental and monitoring agreement under which there is an installation and monthly service fee per subscriber billed to the appropriate agency.

Distributor Network: AMAC has developed a network of Direct Service Providers, ("DSPs") to establish and manage VoiceCare programs in their local communities. DSPs may be a hospital system, home health care agency, hospice, senior living facility, durable medical equipment vendor or one of several other types of entities that interact with elderly, infirm or disabled individuals.

In 2004, AMAC introduced ProviderLink, a secure PERS management web tool for DSPs to directly access and manage their PERS programs from any internet ready computer. During 2005 the Company recognized certain operational efficiencies as a result of its customers migrating to a paper-light program management tool. The Company plans on expanding the capabilities of this provider tool in 2007 to further support DSP growth activities.

Purchase and Monitoring Program ("PMP"): AMAC's VoiceCare system is also utilized by assisted living and senior housing facilities to offer additional protection to elderly residents. Facilities operate under a PMP Agreement whereby all necessary equipment is purchased. The facility provides primary monitoring for their residents and some employ AMAC's ERC to serve as their back-up center. In 2006 the Company released ResiLink, an enhanced software package for its facility monitoring platform. The software supports senior living facility personnel in managing residential monitoring activities. Enhancements include new reporting capabilities, detailed identification of PERS signals, and support utilities. Additionally, in 2007, the Company has commenced R&D related to improving its facility- based PERS product hardware offerings. The Company anticipates commercialization of its new, facility-based technology offering during the third quarter of 2007.

MED-TIME®

Complementary to the Company's PERS is the MED-TIME device, an electronic medication reminder and dispensing unit marketed under an exclusive licensing, manufacturing and distribution agreement which began in 1999. This agreement originates from PharmaCell AB, a Swedish company, with licensing rights extending throughout the United States, Canada and Mexico. The initial term of the agreement was five years requiring the Company to achieve certain purchase minimums to maintain exclusivity. Thereafter, the agreement converted to an evergreen with annual purchase minimums of 1,500 units. The Company has met all the minimums with PharmaCell to date and continues to maintain exclusivity. MED-TIME helps to ensure adherence to prescribed therapeutic medication regimens and thus reduces healthcare expenditures related to noncompliance. MED-TIME is a valuable asset to visually handicapped, medically or mentally challenged patients and as well as patients on complex daily medication regimens. MED-TIME contains a tray with twenty-eight compartments. At preprogrammed times, one to four times a day, the dispenser reminds the client to access and take the medication. The reminder signal for the stand-alone device remains active for the lesser of thirty minutes or until the medication is removed from the device. Compliance with the medication regimen automatically resets the device. Non-adherence to medication regimens leads to 10 to 25 percent of hospital and nursing home admissions each year, and the Company believes there are additional opportunities to support the healthcare community caregivers in addressing this issue. In addition to the Med-Time product, the Company is currently engaged in the development of a next generation med-management appliance enhanced with monitoring features to expand its product offering to address this critical component of patient care.

Med-Time is marketed and distributed through all four of AMAC's primary channels.

TELEPHONY BASED COMMUNICATION SERVICES ("TBCS")

The Company provides TBCS to physicians, hospitals, home care, hospice and other healthcare organizations at multiple communication centers under the brand names H-LINK® OnCall, Live Message America ("LMA"), North Shore ("NSAS"), Answer Connecticut ("ACT"), MD OnCall Acquisition Corp. ("MD OnCall") and American Mediconnect Acquisition Corp. ("AMI") which includes the brands American Mediconnect and PhoneScreen. At 2006 year end, the TBCS segment accounted for 48% of the Company's gross revenue and is its fastest growing segment.

Services offered by TBCS include message desk services, appointment making, referral services, voice-mail and wireless communications. As part of our business development strategy, management continues to employ the most advanced telephony technology and information systems to develop value added customizable services to maximize staffing and increase revenue. In addition to technology, a critical component for successful expansion is a professionally trained call agent staff. The Company has allocated additional resources to enhance contact agent training and staff development to support TBCS's expansion efforts, new communication technology, and continuous quality control.

Traditionally, the primary focus of TBCS was to manage clinically-urgent and time-sensitive after-hours calls. In addition to the core telephone answering services provided, TBCS markets daytime services solutions as H-LINK "Interactive Intelligence Center". This service provides healthcare organizations with solutions to manage patient/provider interactions that maximize service performance, increase productivity, and enhance quality control with fee schedules that are materially less than existing in-sourced solutions.

The TBCS service line is marketed and distributed to four primary channels: Individual and multiple physician; integrated hospital networks, home care agencies and healthcare group purchasing organizations.

Over the last twelve months several significant healthcare organizations have executed agreements with the Company to provide daytime solutions and services. TBCS daytime services are geared primarily towards hospitals and managed care organizations. The MRR associated with these contracts significantly exceed the average MRR of traditional answering service clients and is now providing significant increases within this reporting segment. Management believes its daytime services will continue to contribute material increases in revenue and earnings throughout 2007 as the efficacy of these programs become more fully validated and documented.

In December 2006 the Company acquired PhoneScreen, Inc. ("PhoneScreen"). PhoneScreen is a company founded 15 years ago that specializes in the recruitment of patients for clinical trials. PhoneScreen's customers are pharmaceutical companies and Contract Research Organizations (CRO) CRO's are organizations that offer pharmaceutical companies and medical entities a wide range of pharmaceutical research services which include the development and execution of clinical trials.

There are two components of this business; the first aspect of the business consists of traditional call center functions. Advertisements are placed to recruit participants who are afflicted with a particular ailment, condition or symptom. Those individuals responding to the ad are directed to call a toll free number. PhoneScreen personnel receive those calls and screen the caller based on a set of directives provided by the CRO or pharmaceutical company. Callers who meet the criteria are forwarded to the medical entity for final clinical screening and possible acceptance into the clinical trial. The second portion of this business model relates to developing the screening criteria, granular reporting, QA compliance and trend analysis.

The Company has completed ten acquisitions to date. For 2007, the Company will primarily focus on growing this segment through sales and marketing efforts.

TELEHEALTH/DISEASE MANAGEMENT MONITORING ("TH/DMM")

The Company has made a significant investment in its initial endeavors in the disease management monitoring market. This market focuses on various technologies to permit chronic disease management through remote patient monitoring. During the last several years, the Company has learned how this market functions and has explored a variety of methods of making a meaningful entry into this market. The Company has also experienced technological difficulties with the products provided by its primary vendor and is taking steps to address the economic and technical issues posed by this. The Company continues to focus efforts on other alternatives to exploit this promising market. The Company believes that it is uniquely positioned to be successful in this market, notwithstanding the early difficulties it has experienced.

SAFECOM, INC. – PHARMACY – SECURITY MONITORING SYSTEMS

SafeCom, Inc. offers monitoring technology products and safety monitoring to drug stores, 24-hour pharmacies and national and regional retailers. In 2006, SafeCom represented 2% of the Company's gross revenue. Under the Silent Partner brand, the Company provides safety, environmental and device functionality monitoring systems and services integrating key aspects of audio technology and access control systems. The Silent Partner System functions by transmitting emergency signals to the monitoring center, where trained personnel scan audio from microphones placed in an environment to pinpoint the exact location of duress, monitor and record the event, and dispatch local law enforcement. This solution helps minimize employee risk, reduces loss and assists law enforcement agencies in identification and apprehension. SafeCom device functionality monitoring screens passive signals such as, loss of power to DVR/VCR, tape replacement and non-record status.

Production/Purchasing

The Company outsources the manufacturing and final assembly of its core product lines. Sources are selected through competitive bids, past performance and accessibility to the engineering process. Although the Company currently maintains favorable relationships with its subcontractors, the Company believes that, in the event any such relationship were to be terminated, the Company would be able to engage the services of alternative subcontractors as required to fulfill its needs without any material adverse effect to the Company's operations. With the exception of several proprietary components, which are manufactured to the Company's specifications, the manufacturing of the Company's product lines requires the use of generally available electronic components and hardware. Product and technology currently provided by HHN related to the Company's telehealth business are considered a sole source supply arrangement, and the Company could require the use of significant funds and resources in the event HHN did not continue to provide these supplies to the Company. The Company has a long term agreement with HHN, and does not anticipate that HHN will be unable to meet its future supply commitments As noted earlier, the Company has had technology concerns with the HHN products and is attempting to negotiate a corrective action plan with HHN to improve the situation.

COMMUNICATIONS CENTERS

As of March 2007, The Company operates eight (8) call centers:

- **Long Island City, New York**

The Company's primary communications center is located at 36-36 33rd Street, Long Island City, New York. In April 2003, the Company opened a one-hundred seat state-of-the-art call center to centralize the full scope of communication services offered by AMAC. The call center was built with system-wide redundancy and can accommodate growth up to three (3) times its current volume. Phone service to the call center is provided by three separate carriers and is configured to provide continuous service in the event of disruption. Phone circuit entry to the building is provided through a reinforced steel conduit built to UL Central Station Standards. The call center's electricity supply is maintained by a comprehensive, three tiered back-up system. The system consists of dual power supplies at the telephone switch, an uninterruptible power supply ("UPS") and a diesel generator.

The Company's call center is staffed by full time Information System ("IS") professionals charged with the responsibility to maintain, refine and report on all data and communications system requirements. Critical systems are equipped with secure remote access and diagnostic abilities, enabling offsite as well as on-site access to IS system support 24/7.

- **Audubon, New Jersey**

This site serves as the call center for telephone answering services provided by the Company's LMA subsidiary and services the Company's Southern New Jersey and Philadelphia telephone answering service customer base. Upon completion of an upgrade in 2006, this center is compatible with the Long Island City, New York call center. This upgrade allows for significant additional service capability, providing eventual redundancy and overflow as well as single site operational capability during selected time periods to further realize operational efficiencies.

- **Port Jefferson, New York**

This site serves as the call center for telephone answering services provided by the Company's NSAS subsidiary and services the Company's Long Island TBCS customer base.

- **Newington, Connecticut**

This site serves as the one of the two call centers for telephone answering services provided by the Company's ACT subsidiary and services the Company's Connecticut TBCS customer base. This site also serves as the back-up center for the Company's PERS Emergency Response Center and Client Services.

- **Springfield, Massachusetts**

This site serves as the one of the two call centers for telephone answering services provided by the Company's ACT subsidiary and services the Company's Massachusetts TBCS customer base.

- **Cranston, Rhode Island**

This site serves as the call center for telephone answering services provided by the MD OnCall subsidiary and services the Company's Rhode Island TBCS customer base.

- **Rockville, Maryland**

This site serves as the call center for telephone answering services provided by MD OnCall subsidiary and services the Company's Maryland TBCS customer base.

- **Chicago, Illinois**

This site serves as the call center for telephone answering services provided by the Company's AMI subsidiary, the latest TBCS acquisition and services the Company's Illinois TBCS customer base.

MARKETING/CUSTOMERS

The Company markets its portfolio of healthcare communication services and monitoring devices to integrated hospital systems, home healthcare providers, community service organizations, government agencies, third party insurers, as well as private pay clients. The Company believes there are several compelling industry and population trends that will continue to drive utilization of its products and services. Within our HSMS segment, the aging population and percentage of individuals with chronic disease conditions will continue to provide significant opportunity to utilize our monitoring solutions to achieve cost control and improve quality of life.

With respect to our TBCS business division, we continue to observe increased opportunity with integrated hospital systems and regional home health agencies. Specifically, healthcare organizations are seeking to achieve cost savings by consolidating services through single source vendor relationships. The Company's advanced telephony, call center infrastructure and specialization in healthcare, uniquely positions the Company to effectively compete for new business.

While the Company generates organic growth in each reporting segment, customer retention is equally important. The Company's customer service, provider relations and accounts services team focus on account maintenance and business development from existing customers.

The Company's products and services may be acquired on a single line or bundled basis and are highly complementary. As demand for our products and services continue to develop, the Company will add additional sales and marketing personnel to enhance our national presence throughout its respective businesses.

COMPETITION

In each business segment, AMAC faces competition, both in price and service from national, regional and local service providers of PERS, TH/DMM, telephone answering service and security monitoring systems. Price, quality of services and, in some cases, convenience is generally the primary competitive elements in each segment.

HSMS

The Company's competition within the HSMS segment includes manufacturers, distributors and providers of personal emergency response equipment and services, disease management and biometric carve out companies and a small number of security companies. The Company's market research estimates that approximately 20-30 companies are providers of competitive PERS products; 15-20 companies are providers of TH/DMM and 5-10 companies are providers of medication management systems.

We believe PERS competitors serve in aggregate approximately 800,000 individuals under the PERS product line. As of December 31, 2006, AMAC monitored approximately 55,000 subscribers. Because TH/DMM is a new field of healthcare services, clear data of actual number of users is unavailable. Some of the Company's competitors may have more extensive manufacturing and marketing capabilities as well as greater financial, technological and personnel resources. The Company's competition focuses its marketing and sales efforts in the following areas: hospitals, home care providers, physicians, ambulance companies, medical equipment suppliers, state social services agencies, health maintenance organizations, and directly to consumers.

We believe the competitive factors when choosing a HSMS provider include the quality of monitoring services, product flexibility and reliability, and customer support. The Company believes it competes favorably with respect to each of these factors. The Company believes it will continue to compete competitively by creating technological enhancements to the core systems that are expected to establish meaningful differentiation from its competitors.

TBCS

The Company believes that it is one of the larger medical-specific telephone answering service providers competing with more than 3,300 call centers across the United States, of which fewer than 10 percent are medical-only. The Company considers its scope of services more diverse than those of traditional sole proprietorships that make up the greatest portion of the competitive landscape. While many TBCS organizations compete for after-hours business, AMAC is offering new services catering to daytime work for large health systems and believes this application is scalable nationwide.

SafeCom

The SafeCom business is a unique application focused on a niche segment within the security applications industry. Competitors in the security industry include international, national, regional and local providers of residential and commercial security applications, central station monitoring companies and independent electronic security manufacturers. The security industry is highly competitive and represents approximately $19-23 billion dollar in total revenue. It is not the Company's intention to compete in the traditional security monitoring space; rather, the Company is establishing alternative uses for its PERS monitoring system. The application utilized by SafeCom is healthcare based and is another method of leveraging the core system. We believe this strategy will allow AMAC to continue to effectively compete and profit from this segment and build market share.

FINANCIAL INFORMATION ABOUT SEGMENTS

Financial information about the Company's reporting segments can be found in Note 12 to the financial statements included as part of this Annual Report, beginning on page 43.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk Disclosure

The Company does not hold market risk-sensitive trading instruments, nor does it use financial instruments for trading purposes. Except as disclosed below in this item, all sales, operating items and balance sheet data are denominated in U.S. dollars; therefore, the Company has no significant foreign currency exchange rate risk.

In the ordinary course of its business the Company enters into commitments to purchase raw materials and finished goods over a period of time, generally six months to one year, at contracted prices. At December 31, 2006 these future commitments were not at prices in excess of current market, or in quantities in excess of normal requirements. The Company does not utilize derivative contracts either to hedge existing risks or for speculative purposes.

Interest Rate Risk

We are exposed to market risk from changes in interest rates primarily through our financing activities. Interest on our outstanding balances on our term loan and revolving credit line under our credit facility accrues at a rate of LIBOR plus 2.00% and LIBOR plus 1.75%, respectively. Our ability to carry out our business plan to finance future working capital requirements and acquisitions of TBCS businesses may be impacted if the cost of carrying debt fluctuates to the point where it becomes a burden on our resources.

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's operations and financial condition. This discussion should be read in conjunction with the financial statements and notes hereto.

Statements contained in this Annual Report include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, in particular and without limitation, statements contained herein under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance and achievements, whether expressed or implied by such forward-looking statements, not to occur or be realized. These include uncertainties relating to government regulation, technological changes, our contract with the City of New York, costs related to ongoing FCC remediation efforts, our expansion plans and product liability risks. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue" or similar terms, variations of those terms or the negative of those terms.

You should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements. Readers should carefully review the risk factors described, and any other cautionary statements contained, in our Annual Report on Form 10-K. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company's primary business is the provision of healthcare communication services through (1) the development, marketing and monitoring of health and safety monitoring systems ("HSMS") that include personal emergency response systems, telehealth/disease management monitoring systems, medication management systems and pharmacy security monitoring systems; (2) telephony based communication services and solutions primarily for the healthcare community ("TBCS"). The Company's products and services are primarily marketed to the healthcare community, including home care, durable medical equipment, medical facility, hospice, pharmacy, managed care and other healthcare oriented organizations. The Company also offers certain products and services directly to consumers. Until 2000, the Company's principal business was the marketing of personal emergency response systems ("PERS"), a device that allows a patient to signal an emergency response center for help in the event of a debilitating illness or accident. The Company provides PERS nationwide to private pay customers, Medicaid programs as well as to healthcare related entities. In 2003, the Company initiated a relationship with a large, west coast managed care organization that recognized the value associated with provisioning PERS to its senior population and contracted AMAC to roll out its PERS product to its subscribers. Today, the number of PERS units in service under that program has more than doubled and continues to expand throughout the west coast. In February of 2007, the Company announced it had entered into an exclusive relationship with Walgreen Co. to provide the Company's flagship personal emergency response systems under the Walgreen brand. Walgreens Ready Response™ Medical Alert system is currently being offered at Walgreens stores in selected markets and on a national scale through Walgreen's website. The Company believes the Walgreen relationship will provide a significant opportunity for AMAC to increase its PERS market share through Walgreen's direct to consumer distribution channel.

In 2001, the Company entered the emerging telehealth market, an industry in its embryonic stage, recognizing the opportunity to provide new monitoring technologies to assist healthcare professionals in home-based, health management activities. The Company has made a significant investment in its initial endeavors in the disease management monitoring market. This market focuses on various technologies to permit chronic disease management through remote patient monitoring. During the last several years, the Company has learned how this market functions and has explored a variety of methods of making a meaningful entry into this market. The Company has also experienced technological difficulties with the products provided by its primary vendor and is taking steps to address the issues posed by this. The Company continues to focus efforts on other alternatives to exploit this promising market. The Company believes that it is uniquely positioned to be successful in this market.

Beginning in 2000, the Company began a program of product diversification and customer base expansion to decrease its reliance on a single product line by marketing complementary call center and monitoring services to the healthcare community.

The Company diversified its products/service mix to include telephony based communication services ("TBCS") for professionals in the healthcare community. The rationale to enter this segment had several components. These include targeting existing customer relationships, leveraging existing infrastructure capability, and establishing an additional significant revenue source. The Company's entry into the TBCS market was accomplished initially through acquisition and later through internally generated sales growth coupled with acquisitions. The TBCS segment accounted for 48% of the Company's revenues in 2006.

The Company has since further expanded its communication infrastructure and capacity and now operates a total of eight communication centers in Long Island City and Port Jefferson, New York, New Jersey, Maryland, Connecticut, Massachusetts, Rhode Island and Illinois.

In December 2006 the Company acquired PhoneScreen, Inc ("PhoneScreen"). PhoneScreen is a company founded 15 years ago that specializes in the recruitment of patients for clinical trials. PhoneScreen's customers are pharmaceutical companies and Contract Research Organizations ("CRO"). CRO's are organizations that offer pharmaceutical companies and medical entities a wide range of pharmaceutical research services which include the development and execution of clinical trials.

The Company believes it has identified other communication needs as expressed by the expanded TBCS client base. In response to these expressed needs, the Company has developed specialized healthcare communication solutions. These solutions are creating additional opportunities for long-term revenue enhancement. The Company has broadened its service offerings and is in the process of significantly expanding the TBCS reporting segment.

The Company continues to view its two core business segments, HSMS and TBCS, as the main contributors to the Company's cash flow from operations.

The Company believes that the overall mix of cash flow generating businesses from PERS and TBCS, combined with its emphasis on developing products and services in the telehealth field, provides the correct blend of stability and growth opportunity. The Company believes this strategy will enable it to maintain and increase its role in the healthcare communications field.

Components of Statements of Income by Operating Segment

The following table shows the components of the Statement of Income for the years ended December 31, 2006, 2005 and 2004.

In thousands (000's) — Year Ended Dec 31

	2006	%	2005	%	2004	%
Revenue						
HSMS	15,498	50%	14,510	65%	13,266	69%
TBCS	14,749	48%	7,470	33%	5,487	29%
SafeCom	547	2%	468	2%	375	2%
Total Revenues	30,794	100%	$22,448	100%	19,128	100%
Cost of Service & Goods Sold						
HSMS	7,143	46%	6,617	46%	6,737	51%
TBCS	7,276	49%	3,991	53%	2,827	52%
SafeCom	255	47%	264	56%	209	56%
Total Cost of Services & Goods Sold	14,674	48%	10,872	48%	9,773	51%
Gross Profit						
HSMS	8,355	54%	7, 893	54%	6,529	49%
TBCS	7,473	51%	3,479	47%	2,660	48%
SafeCom	292	53%	204	44%	166	44%
Total Gross Profit	16,120	52%	11,576	52%	9,355	49%
Selling, General & Administrative	14,173	46%	10,198	45%	8,845	46%
Interest Expense	394	1%	53	0%	58	0%
Other Income	(578)	(2)%	(473)	(2)%	(357)	(2)%
Income before Income Taxes	2,132	7%	1,798	8%	809	4%
Provision for Income Taxes	869		866		348	
Net Income	1,263		932		461	

Note: The percentages for Cost of Services and Goods Sold and Gross Profit are calculated based on a percentage of revenue

RESULTS OF OPERATIONS:

The Company has three distinct operating business segments, which are HSMS, TBCS and Safe Com. The HSMS and TBCS are the two significant segments which generate and produce approximately 98% of the Company's revenue and net income, while Safe Com has a minimal impact on these areas; therefore, the operations of Safe Com are not further analyzed below.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues:
HSMS

Revenues, which consist primarily of monthly rental revenues, increased approximately $988,000, or 7%, for the year ended December 31, 2006 as compared to the same period in 2005. The increase is primarily attributed to:

The Company continues to experience growth primarily in its existing customer base. The largest growth continues to be as a result of an agreement with a west coast management organization, which was executed in November 2003. The number of Personal Emergency Response Systems ("PERS") in service under this agreement has more than doubled since its inception and has resulted in approximately $335,000 more revenue in 2006 as compared to 2005. The Company anticipates that the growth in this account will continue through 2007.

In 2004, the Company initiated and executed a new agreement with a home healthcare agency whereby PERS were placed online. Since inception, this account has grown to approximately 1,800 subscribers and accounted for an approximate $105,000 increase in revenue during 2006 as compared to the prior year.

In the second half of 2006, the Company increased its product sales to retirement communities. During 2006, the Company developed new software and is now selling this in conjunction with hardware to retirement communities for the purpose of monitoring their residents. This resulted in approximately a $75,000 increase in product sales in 2006 as compared to the prior year. The Company anticipates that in 2007 it will continue to grow its revenue with the sale of these products to retirement communities.

The remaining increase in revenue is from the execution of other new agreements as well as the acquisition of certain subscriber bases from companies which were providing the PERS service. The Company anticipates that it will continue to grow its subscriber base and corresponding revenue through its continued sales and marketing efforts. Additionally, in 2007, the Company entered into an exclusive arrangement with Walgreens to provide the Company's PERS product which they believe will positively impact the revenues generated from the HSMS services being provided directly to the consumer.

TBCS

The increase in revenues of approximately $7,279,000, or 97%, for the year ended December 31, 2006 as compared to 2005 was primarily due to the following:

During 2006 and the fourth quarter of 2005, the Company purchased the assets of four separate telephone answering service businesses which resulted in additional revenue for the year ended December 31, 2006, as compared to the same period in 2005, of approximately $6,699,000. The acquisitions were as follows:

- In October 2005, the Company purchased the assets of North Shore Answering Service ("NSAS"). As a result of this acquisition, the Company realized approximately $1,540,000 of greater revenue in 2006 as compared to the same period in 2005. The Company believes the acquisition of NSAS will help facilitate its growth within the Long Island/New York geographical area.
- In December 2005, the Company purchased the assets of Answer Connecticut, Inc. ("ACT"). As a result of this acquisition, the Company realized approximately $2,830,000 of greater revenue in 2006 as compared to the same period in 2005. The Company believes this acquisition will help facilitate its expansion into the Northeast geographical area.
- In March 2006, the Company purchased the assets of Capitol Medical, Inc. and Rhode Island Medical Bureau ("MD OnCall"). As a result of this acquisition, the Company realized approximately $2,230,000 of revenue in 2006. The Company believes this acquisition will further facilitate its expansion into the Northeast geographical area.
- In December 2006, the Company purchased the assets of American Mediconnect, Inc. and PhoneScreen, Inc. ("AMI"). As a result of this acquisition, the Company realized approximately $99,000 of revenue in 2006.

The Company continued to experience revenue growth within its existing telephone answering service businesses (acquired prior to 2005) which resulted in approximately $470,000 of increased revenue in 2006, as compared to 2005. This growth is primarily due to the execution of new agreements with healthcare and hospital organizations as a result of daytime communication service offerings. The Company has experienced strong growth in the daytime communication service offerings and anticipates that it will continue to grow this business segment with further expansion into healthcare and hospital organizations. This growth was partially offset by a price reduction granted to one of its large physician based customers.

Looking at 2007 with regard to the TBCS segment, the Company plans on shifting its focus from an acquisition driven growth strategy, to one that will place primary emphasis on internally driven business development efforts.

Costs Related to Services and Goods Sold:

HSMS

Costs related to services and goods increased by approximately $526,000 for the year ended December 31, 2006 as compared to the same period in 2005, an increase of 8%, primarily due to the following:

During 2006, the Company hired a Manager of Engineering and Fulfillment at a rate of $95,000 per annum. In addition, during the second quarter of 2006, the Company moved its fulfillment and warehouse distribution center from Mt. Laurel, New Jersey into its Long Island City facility. As part of this process, the Company hired personnel for the LIC location while winding down operations in Mt. Laurel and, therefore incurred additional payroll costs while transitioning this change in location. As part of this transition, the Company also took the upgrade and repairs of its PERS units in-house, which required the Company to hire additional employees. These items accounted for approximately $210,000 of increased costs as compared to the same period in the prior year. The Company believes that it will realize cost efficiencies as a result of it overall consolidation initiative.

The relocation of the Company's fulfillment and warehouse distribution center into Long Island City resulted in increased rent expense due to the Company leasing more space, paying a higher rate per square foot for rent as well as incurring overlapping rents while transitioning from one facility to the other. The increase in expense, as compared to 2005, was approximately $150,000. As part of this move, the Company did transition the upgrades and repairs performed by outside third parties to in-house. The Company believes this relocation was necessary as part of its strategy to consolidate some of its facilities relating to the HSMS segment.

During 2005 and into 2006, the Company has increased the number of personnel working in its Emergency Response Center ("ERC") department which accounted for increased costs of approximately $145,000 in 2006 as compared to the same period in 2005. The Company hired additional personnel due to the increased volume of calls which is directly correlated to the increased subscriber base. The Company believes it currently has the appropriate number of personnel to handle the increased call volume.

TBCS

Costs related to services and goods increased by approximately $3,285,000 for the year ended December 31, 2006 as compared to the same period in 2005, an increase of 82%, primarily due to the following:

With the continued increase in business in its existing telephone answering services (acquired prior to 2005), specifically in its daytime answering service, the Company continued to hire additional telephone answering service supervisors and operators in its Long Island City location, especially in the second half of 2005 as a result of the Company executing agreements with hospital organizations throughout 2005 and into 2006. In addition, in July 2005 the Company initiated a pay rate increase to all its supervisors and operators in an effort to stabilize employee tenure with the Company. These personnel additions along with general pay rate increases and associated payroll taxes has accounted for approximately $430,000 of increased costs as compared to the same period in 2005. As the Company continues to grow its customer base and revenues, it will continue to evaluate personnel levels and determine if additional personnel are necessary.

During 2006 and the fourth quarter of 2005, as discussed above, the Company purchased the assets of four separate telephone answering service businesses which resulted in additional costs related to sales for the year ended December 31, 2006, as compared to the same period in 2005 of approximately $2,685,000. The costs related to sales in regard to the acquisitions were as follows: NSAS - $542,000; ACT - $1,148,000, MD OnCall - $952,000 and AMI - $43,000.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses increased by approximately $3,975,000 for the year ended December 31, 2006 as compared to the same period in 2005, an increase of 39%. The increase is primarily attributable to the following:

The Company incurred approximately $2,761,000 of additional selling, general and administrative expenses, as compared to the same period in 2005, as a result of the acquisition of four telephone answering service businesses during 2006 and the fourth quarter of 2005. The largest expenses relate to salaries and related payroll taxes and amortization relating to customer lists and non-compete agreements.

During the second quarter of 2006, the Company relocated its accounting department from its Oceanside, New York location to its Long Island City, New York facility. As part of this process, the Company hired personnel for the LIC location while winding down operations in Oceanside and, therefore incurred additional payroll costs while transitioning this change in location. These items along with general rate increases for existing personnel accounted for approximately $154,000 of increased payroll and associated payroll tax costs as compared to the same period in the prior year. The Company believes the hiring of these employees was necessary to handle the increased workload.

In the third quarter of 2006, the Company expanded its health benefit options to its employees. As a result of these expanded benefits, the Company experienced an increase in the number of employees participating in these plans. This, along with increased benefits costs, resulted in approximately a $136,000 increase as compared to the same period in the prior year. Although the Company believed this would reduce employee turnover, it has only had a minimal impact on the rate of employee turnover. The Company will continue to monitor this rate of turnover and evaluate its health benefit offerings.

Certain executives entered into new employment agreements whereby effective January 1, 2006 their salaries were increased and they received certain stock grants. As a result of these new agreements, the Company recorded approximately $258,000 of additional compensation expense, including payroll taxes, as compared to the same period in 2005.

The Company was required to pay additional commissions to sales personnel of approximately $197,000 during 2006 as compared to 2005. This is primarily a result of the Company executing new agreements with healthcare and hospital organizations in 2006 in its TBCS segment.

There were other increases in selling, general and administrative expenses which arose out of the normal course of business such as consulting expense, sales and marketing salaries and travel and entertainment expense which were partially offset by decreases in amortization expense.

Interest Expense:
Interest expense for the year ended December 31, 2006 and 2005 was approximately $394,000 and $53,000, respectively. The increase was primarily due to the Company borrowing additional funds in December 2005 of $2,550,000 and in March 2006 of $2,500,000 for the purpose of financing its acquisitions of ACT and MD OnCall, respectively. Interest rate increases in 2006 also have contributed to the increase. In December 2006, the Company borrowed an additional $1,600,000 to fund the acquisition of AMI.

Other Income:
Other income for the year ended December 31, 2006 and 2005 was approximately $578,000 and $473,000, respectively. Other Income for the year ended December 31, 2006 and 2005 includes a Relocation and Employment Assistance Program ("REAP") credit in the approximate amounts of $458,000 and $392,000, respectively. In connection with the relocation of certain operations to Long Island City, New York in April 2003, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period; during the first five years the Company will be refunded the full amount of the eligible credit and, thereafter, the benefit will be available only as a credit against New York City income taxes.

Income Before Provision for Income Taxes:
The Company's income before provision for income taxes for the year ended December 31, 2006 was approximately $2,132,000 as compared to $1,798,000 for the same period in 2005. The increase of $334,000 for the year ended December 31, 2006 primarily resulted from an increase in the Company's service revenues offset by an increase in the Company's costs related to services and selling, general and administrative costs.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues:
HSMS
Revenues, which consist primarily of monthly rental revenues, increased approximately $1,244,000, or 9%, for the year ended December 31, 2005 as compared to the same period in 2004. The increase is primarily attributed to:

The Company continues to experience growth primarily in its existing customer base. The largest growth continues to be as a result of an agreement with a west coast management organization, which was executed in November 2003. The number of Personal Emergency Response Systems ("PERS") units in service under this agreement has substantially increased since its inception and has resulted in approximately $335,000 more revenue in 2005 as compared to 2004.

In 2004, the Company initiated and executed a new agreement with a home healthcare agency whereby PERS were placed online. Since inception, this account has grown to approximately 1,000 subscribers and accounted for an approximate $105,000 increase in revenue during 2005 as compared to the prior year.

In January 2005 the Company acquired the subscriber base of a company which was providing PERS services. The acquisition of this subscriber base resulted in approximately $125,000 of revenue for the year.

The remaining increase in revenue is from the execution of other new agreements as well as monthly fee increases to certain subscribers. The Company anticipates that it will continue to grow its subscriber base and corresponding revenue through its continued sales and marketing efforts.

TBCS
The increase in revenues of approximately $1,983,000, or 36%, for the year ended December 31, 2005 as compared to 2004 was primarily due to the following:

The Company experienced revenue growth within its existing telephone answering service businesses of approximately $1,035,000, as compared to 2004. This growth is due to the execution of new agreements with healthcare and hospital organizations as a result of new daytime communication service offerings, as well as increases in the physician base. The Company has experienced strong growth and anticipates that it will continue to grow this business segment with further expansion into healthcare and hospital organizations, as evidenced by its latest agreement with a hospital organization in which the providing of daytime services commenced in January of 2006, and to physicians through its marketing strategies.

During 2005, the Company purchased the assets of a three separate telephone answering service businesses which resulted in additional revenue for 2005 of approximately $945,000. The acquisitions were as follows:

- In May 2005, the Company purchased the assets Long Island Message Center, Inc. ("LIMC"). As a result of this acquisition, the Company realized approximately $275,000 of revenue in 2005.

- In October 2005, the Company purchased the assets of North Shore Answering Service ("NSAS"). As a result of this acquisition, the Company realized approximately $500,000 of revenue in 2005. The Company believes the acquisition of these two entities will help facilitate its growth within the Long Island/New York geographical area.

- In December 2005, the Company purchased the assets of Answer Connecticut, Inc. ("ACT"). As a result of this acquisition, the Company realized approximately $170,000 of revenue in 2005. The Company believes this acquisition will help facilitate its expansion into the Northeast geographical area.

Along with the plan to grow the TBCS segment through its daytime communication service offerings, the Company intends to continue to acquire additional TBCS businesses in 2006. In March 2006, the Company executed its latest TBCS acquisition.

Cost Related To Services and Goods Sold:

HSMS
Costs related to services and goods sold decreased by approximately $120,000 for the year ended December 31, 2005 as compared to the same period in 2004, a decrease of 2%, primarily due to the following:

The Company recorded approximately $145,000 less expense relating to the upgrade of certain versions of its PERS and related equipment, as compared to the same period in 2004. In November 2004, the Company received an inquiry from the Federal Communications Commission ("FCC"). In response to that inquiry the Company determined that certain versions of its PERS equipment emit levels of radio frequency energy that exceed applicable standards designed to reduce the possibility of interference with radio communications. As a result, in 2004, the Company recognized approximately $445,000 of expenses in connection with this matter, including the recording of a charge of $375,000 representing the estimated cost to upgrade certain versions of its PERS equipment to meet applicable FCC standards. During 2005, the Company incurred costs of approximately $300,000 in connection with this matter, a significant portion of which were incurred as a result of the Company's decision to accelerate the remediation of certain effected PERS units.

The above decrease was offset to some degree by an increase during 2005 in costs incurred for general repairs and upgrades. During 2005, in connection with a decision not to manufacture additional telehealth devices, the Company concentrated its efforts on repairing and upgrading existing PERS units that had been returned from the field.

TBCS:
Costs related to services and goods sold increased by approximately $1,164,000 for the year ended December 31, 2005 as compared to 2004, an increase of 41%, primarily due to the following:

With the continued increase in business in its existing telephone answering services, specifically in its new daytime answering service offerings, the Company continued to hire additional telephone answering service supervisors and operators in its Long Island City location, especially in the second half of 2005. As a result of the Company executing an agreement with a hospital organization in the second half of 2005, the Company hired the appropriate personnel to be prepared to properly service this organization with its daytime answering service offerings which commenced in January 2006. In addition, the Company initiated a pay rate increase to all its supervisors and operators in an effort to stabilize employee tenure with the Company. These personnel additions along with general pay rate increases and associated payroll taxes has accounted for approximately $605,000 of increased costs as compared to the same period in 2004. As the Company continues to grow its customer base and revenues, it will continue to evaluate personnel levels and determine if additional personnel are necessary.

During 2005, as discussed above, the Company purchased the assets of three separate telephone answering service businesses which resulted in additional costs related to sales for 2005 of approximately $415,000. The costs related to the acquisitions were as follows: LIMC - $140,000; NSAS - $210,000 and ACT - $65,000.

The Company is currently evaluating each of its operations to determine if cost efficiencies can be obtained without negatively impacting service to its customer base.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses increased by approximately $1,353,000 for the year ended December 31, 2005 as compared to the same period in 2004, an increase of 15%. The increase is primarily attributable to the following:

The Company's legal expenses increased by approximately $240,000 as compared to the same period in the prior year. In addition to increased costs for general corporate matters, the Company incurred approximately $55,000 of legal expense with respect to working with the FCC to determine an action plan to establish a timeframe to complete an upgrade program for certain PERS units which did not meet applicable FCC standards. The Company also incurred approximately $60,000 of legal expenses related to negotiations and the execution of an amendment to a supplier agreement.

Marketing expenses increased by approximately $185,000 due to the Company hiring additional sales personnel to assist in the marketing of its PERS and health management offerings. In addition, increased commissions were paid to in-house sales personnel, which are directly related to increased revenues in 2005. As the Company looks to expand its marketing capabilities for its HSMS products, it anticipates the hiring of additional sales personnel in 2006.

During 2004, in conjunction with the Company's increased daytime answering service offerings and revenue growth in the TBCS area, the Company established a separate division for personnel to train operators on an ongoing basis. This additional personnel resulted in an increase of expense of approximately $215,000 in 2005 as compared to the prior year. The Company believes it has fully established this department and believes it is contributing significantly to the economic leveraging of its operational infrastructure.

In connection with the HCI acquisition, the Company issued two warrants to purchase shares of the Company's common stock. Each warrant contained a "Put Option" giving the holder the option, under certain circumstances, to redeem the warrants at specified prices per share, less the warrant exercise price of $2 per share. Since inception, the Company was recording a liability for the Put Option and adjusting it based on valuations that take into account, among other things, the current market value of the Company's common stock. For the year ended December 31, 2004, the Company recorded a reduction of the liability of $190,000 for the one remaining warrant while during the year ended December 31, 2005, the Company had recorded a reduction of $10,000, the amount remaining on the books at December 31, 2004.

The Company incurred approximately $300,000 of selling, general and administrative expenses as a result of the acquisition of three telephone answering service businesses during 2005. The largest expenses relate to salaries, including related payroll taxes, and amortization relating to customer lists and non-compete agreements.

In connection with the FCC matter discussed above, during 2005 the Company recorded an accrual of $75,000 for a voluntary contribution that the Company expects to make in conjunction with resolving this matter.

There were other increases in selling, general and administrative expenses which arose out of the normal course of business such as bad debt expense and depreciation, which were offset by a reduction in amortization expense.

Interest Expense:

Interest expense decreased by approximately $6,000 for the year ended December 31, 2005 as compared to 2004, a decrease of 10%. The decrease was primarily due to the Company continuing to pay down its term loan as well as fully satisfying certain of its previously executed capital leases. This was partially offset by rising interest rates during 2005 and the Company increasing its term loan in December 2005 by $2,550,000 for the purpose of financing its acquisition of ACT.

Other Income:

Other income for the year ended December 31, 2005 and 2004 was approximately $473,000 and $357,000, respectively, including Relocation and Employment Assistance Program ("REAP") credits in the approximate amounts of $392,000 and $312,000, respectively. In connection with the relocation of certain operations to Long Island City, New York, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period; during the first five years the Company will be refunded the full amount of the eligible credit and, thereafter, the benefit will be available only as a credit against New York City income taxes. The Company believes employee levels will remain sufficient to recognize approximately $400,000 per annum.

Income Before Provision for Income Taxes:

The Company's income before provision for income taxes for the year ended December 31, 2005 was approximately $1,798,000 as compared to $809,000 for the year ended December 31, 2004. The increase of $989,000 in 2005 primarily resulted from an increase in the Company's service revenues partially offset by an increase in the Company's costs related to services and selling, general and administrative costs.

Liquidity and Capital Resources:

In May 2002, the Company entered into a credit facility arrangement for $3,000,000, which included a term loan of $1,500,000 and a revolving credit line that permitted maximum borrowings of $1,500,000 (based on eligible receivables, as defined). In December 2005, the credit facility was amended to increase the term loan to $3,000,000.

In March 2006, the Company obtained an additional $2,500,000 term loan, the proceeds of which were utilized to finance the acquisition of MD OnCall and Capitol Medical Bureau.

In December 2006, the Company obtained an additional $1,600,000 term loan, the proceeds of which were utilized to finance the acquisition of American Mediconnect, Inc and PhoneScreen, Inc.

As of December 31, 2006, the Company had a credit facility of $8,600,000, which included term loans of $7,100,000 and a revolving credit line that permitted maximum borrowings of $1,500,000 (based on eligible receivables, as defined). Borrowings under the term loans bear interest at either (a) LIBOR plus 2.00% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, and the revolving credit line will bear interest at either (a) LIBOR plus 1.75% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater. The LIBOR interest rate charge shall be adjusted in .25% intervals based on the company's ratio of consolidated Funded Debt to Consolidated EBITDA. The Company has the option to choose between the two interest rate options under the amended term loan and revolving credit line.

The term loans are payable in equal monthly principal payments of $50,000, $41,667 and $26,667, respectively over five years while the revolving credit line is available through May 2008. The outstanding balance on the term loans and revolving credit line at December 31, 2006 was $6,125,000 and $750,000, respectively.

At December 31, 2006, the Company was in compliance with its loan covenants.

The following table is a summary of contractual obligations as of December 31, 2006:

Contractual Obligations	Total	Payments Due by Period Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Credit Line	$ 750,000		$ 750,000		
Debt (a)	$ 6,454,395	$ 1,527,327	$ 4,482,068	$ 445,000	
Capital Leases (b)	$ 113,623	$ 39,183	$ 74,440		
Operating Leases (c)	$ 9,122,491	$ 1,009,714	$ 2,373,487	$ 1,463,010	$ 4,276,280
Total Contractual Cash Obligations	$16,440,509	$2,576,224	$ 7,679,995	$ 1,908,010	$ 4,276,280

(a) Debt includes the Company's aggregate term loans of $7,100,000 which mature in 2010 and 2011, as well as loans associated with the purchase of automobiles.

(b) Capital lease obligations relate to the of telephone answering service equipment. These capital leases mature in the second quarter of 2009.

(c) Operating leases include rental of facilities at various locations within the United States. These operating leases include the rental of the Company's call center, warehouse and the office facilities. These operating leases have various maturity dates. The Company currently leases office space from the Chairman and principal shareholder pursuant to a lease which expires in September 2007. The Company leased a second building from the Chairman and principal shareholder until October 2004, at which time the Company was released from its obligation. The lease obligations include two recently executed leases that commenced rent in April and May 2006, respectively.

The primary sources of liquidity are cash flows from operating activities. Net cash provided by operating activities was approximately $4.2 million for each of the years ended December 31, 2006 and 2005. During 2006, increases in cash provided by operating activities from depreciation and amortization of approximately $3.5 million and net earnings of approximately $1.3 million were partially offset by an increase in trade receivables of approximately $0.6 million. The components of depreciation and amortization primarily relate to the purchases of the Company's traditional PERS product and the customer lists associated with the acquisition of telephone answering service businesses. The increase in trade receivables is primarily due to the Company consummating acquisitions in 2006 and the end of 2005 which resulted in increased receivables of $0.5 million through the normal course of business.

Net cash used in investing activities for the year ended December 31, 2006 was approximately $10.6 million as compared to $8.7 million in the same period in 2005. The primary components of net cash used in investing activities in 2006 were the acquisition of telephone answering service businesses and capital expenditures. The payments towards acquisition of telephone answering service businesses were approximately $6.0 million and capital expenditures were approximately $3.6 million. Capital expenditures for 2006 primarily relate to the continued production and purchase of the traditional PERS system as well as construction performed on new facilities. The primary components of net cash used in investing activities in 2005 were also the acquisition of telephone answering service businesses and capital expenditures of $5.0 and $3.0 million, respectively.

Cash flows provided by financing activities for the year ended December 31, 2006 were approximately $4.6 million compared to $4.0 million for the same period in 2005. The primary components of cash flow provided by financing activities in 2006 and 2005 were proceeds received from additional borrowings and the exercise of stock options and warrants. The proceeds from the borrowing in 2006 and 2005 were approximately $4.9 and $3.0 million, respectively, and were primarily used for the acquisition of telephone answering services. The proceeds from the exercise of both stock options and warrants were approximately $0.8 and $1.9 million in 2006 and 2005, respectively.

During the next twelve months, the Company anticipates it will make capital expenditures of approximately $2.75 – $3.25 million for the production and purchase of the traditional PERS systems and telehealth systems, enhancements to its computer operating systems and the production of its Med-Time pill dispenser (this includes outstanding purchase orders issued to purchase approximately $1,850,000 of the traditional PERS systems). This amount is subject to fluctuations based on customer demand. The Company also anticipates incurring approximately $0.1 - $0.3 million of costs relating to research and development of its telehealth product and Med-Time dispenser. In July 2005, the Company entered into a technology, licensing, development, distribution and marketing agreement with a supplier for its HSMS sector. Pursuant to this agreement the Company anticipates expending approximately $0.3 - $0.5 million over the next twelve to eighteen months.

As of December 31, 2006 the Company had approximately $0.9 million in cash and the Company's working capital was approximately $3.2 million. The Company believes that with its present cash and with operations of the business generating positive cash flow, this will enable it to meet its cash, working capital and capital expenditure needs for at least the next 12 months. The Company also has a revolving credit line, which expires in May 2008 that permits borrowings up to $1.5 million, half of which was outstanding at December 31, 2006.

Inflation:

The levels of inflation in the general economy have not had a material affect on our Company's historical results of operations.

Off-Balance Sheet Arrangements:

As of December 31, 2006, the Company has not entered into any off-balance sheet arrangements that are reasonably likely to have an impact on the Company's current and future financial condition.

Other Factors:

On December 21, 2006, the Company acquired substantially all of the assets of American Mediconnect, Inc. and PhoneScreen, Inc., Illinois based companies under common ownership (collectively "AMI"). AMI is a provider of telephone after-hour answering services primarily focused on hospitals, physicians and other health care providers and PhoneScreen, Inc. is a provider of call center and compliance monitoring services to hospitals, pharmaceutical companies and clinical resource organizations. The purchase price was $2,028,830 and consisted of an initial cash payment of $1,493,730, common stock valued at $229,324 and a future cash payment of $305,776, which is due in December 2007. In addition, for the following three years the Company shall pay AMI an amount equal to twenty-five (25%) percent of the cash receipts collected by the Company, excluding sales taxes, from the PhoneScreen business. The Company also incurred professional fees of approximately $57,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenues and earnings of the acquired business are met as of December 31, 2007, 2008 and 2009.

On March 10, 2006, the Company acquired substantially all of the assets of MD OnCall, a Rhode Island based company and Capitol Medical Bureau, a Maryland based company (collectively "MD OnCall"), providers of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $3,382,443 and consisted of an initial cash payment of $2,696,315, common stock valued at $343,064, and future cash payments of $343,064, which was paid in full as of March 2007. The Company also recorded finder and professional fees of approximately $181,000. A potential exists for payments of additional purchase price consideration if certain thresholds concerning revenue and earnings of the acquired business are met as of March 31, 2007, 2008 and 2009.

On December 9, 2005, the Company acquired substantially all of the assets of Answer Connecticut, Inc. ("ACT"), a Connecticut based provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $3,088,923 and consisted of an initial cash payment of $2,316,692, common stock valued at $154,446 and future cash payments of $617,785, which were paid as of December 2006. The Company also recorded professional fees of approximately $62,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenue and earnings are met as of December 31, 2006, 2007 and 2008. The threshold was not met as of December 31, 2006.

On October 3, 2005, the Company acquired substantially all of the assets of North Shore Answering Service ("NSAS"), a Long Island, New York based provider of telephone after-hour answering services. The purchase price was $2,719,461 and consisted of an initial cash payment of $2,175,569 and future cash payments of $543,892, which were paid as of December 2006. The Company also recorded professional fees of approximately $82,000.

On May 17, 2005, the Company acquired substantially all of the assets of Long Island Message Center, Inc., a Long Island, New York based provider of telephone after-hour answering services. The purchase price was $397,712 and consisted of an initial cash payment of $318,170 and a future cash payment of $79,542, which was paid in February 2006. The Company also recorded finder and professional fees of approximately $46,000.

On April 12, 2004, the Company acquired substantially all of the assets of alphaCONNECT, Inc., a New Jersey based provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $691,956 and consisted of an initial cash payment of $563,816 and future cash payments of $51,256 and $76,884 which were paid in 2005 and 2006, respectively. These future cash payments have been paid in full. The Company also paid professional fees of $76,000. A potential existed for the payment of additional purchase price consideration if certain thresholds concerning revenue were met by the acquired business in 2005 and 2006; such thresholds were not met.

During 2005, the Company entered into two operating lease agreements for additional space at its Long Island City, New York location in order to consolidate its warehouse and distribution center and accounting department into this location. The leases, which commenced in January 2006 and expire in March 2018, call for minimum annual rentals of $220,000 and $115,000, respectively, and are subject to increases in accordance with the term of the agreements. The Company is also responsible for the reimbursement of real estate taxes.

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York in order to consolidate its HCI TBCS and PERS ERC/ Customer Service facilities. The centralization of the ERC, Customer Service and H-LINK® OnCall operations has provided certain operating efficiencies and allowed for continued growth of the H-LINK and PERS divisions. The fifteen (15) year lease term commenced in April 2003. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase plus reimbursement for real estate taxes.

On November 1, 2001, the Company entered into a five-year Cooperative Licensing, Development, Services and Marketing Agreement with HHN (the "HHN Agreement") pursuant to which the Company developed, with the assistance of HHN, a new integrated appliance combining the features of the Company's PERS product with HHN's technology. The agreement was amended on June 30, 2005 and includes an extension of the initial term for an additional three years, through October 31, 2009.

Since 1983, the Company has provided Personal Emergency Response Systems ("PERS") services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). The Company has been operating since 1993 with a contract to provide HCSP with these services, which has been extended for 1-2 year periods since 1993, the last such extension through December 31, 2006. During the years ended December 31, 2006, 2005 and 2004, the Company's revenue from this contract represented 8%, 12% and 15%, respectively, of its total revenue.

In November 2002, a new Request for Proposals ("RFP") was issued by HRA to provide emergency response services to HCSP from April 1, 2004 through March 31, 2007. After receiving notification from the City of New York's Human Resources Administration ("HRA") that the Company was selected as the approved vendor under the RFP to provide PERS services to the Home Care Services Program to Medicaid Eligible individuals, the Company subsequently received notification from HRA that it canceled the RFP "in the best interest of the City of New York." The Company was advised that the cancellation of the RFP is not related to any performance issue or negative reflection upon the Company. Concurrently, the Company was advised of HRA's decision to issue a new contract extension to the Company through June 2005 under the terms of the contract that the Company has been operating under since 1993. The Company has since received this contract extension and also has received subsequent extensions which go through December 31, 2006. In accordance with the original contract and consistent with previous extensions, HRA has the right to terminate the contract without cause or "in the best interest of the City of New York" upon thirty days written notice. HRA had also advised the Company that HRA plans to issue a new RFP with respect to PERS services in the future. In September 2006, HRA issued a bid proposal relating to the providing of PERS services. No decision has been rendered by HRA as of March 20, 2007.

The Company cannot determine (i) how long the current contract terms will remain in effect or (ii) whether AMAC will be the successful bidder on the bid process and if so, under what terms and conditions. While the Company has greatly reduced its dependence on revenue from HCSP, if subsequent to December 2006, the Company does not maintain this contract, approximately 8% of the Company's revenue could be lost, albeit over a protracted period, which could have a material adverse effect on operating results and cash flows. The Company continues to implement a variety of operational efficiencies, as well as continuing to enhance and diversify its other revenue streams, to offset the impact, if any, of this occurrence.

As of December 31, 2006 and 2005, accounts receivable from the contract represented 9% and 11%, respectively, of accounts receivable and medical devices in service under the contract represented approximately 14% and 17%, respectively, of medical devices.

The Company's PERS equipment is subject to approval from the Federal Communication Commission ("FCC"). In November 2004, the Company received an inquiry from the Federal Communications Commission. In response to the inquiry, the Company has determined that certain versions of its PERS equipment emit levels of radio frequency energy that exceed applicable standards designed to reduce the possibility of interference with radio communications; however, this issue poses no safety or functionality risk to subscribers.

In July 2006, the Company reached an agreement with the FCC on a corrective action plan to upgrade the affected PERS equipment and agreed upon a voluntary contribution of $75,000. At December 31, 2005, the Company had accrued such amount. The Agreement calls for the corrective action plan to run substantially parallel with the normal recycling of the Company's PERS equipment and, as such, the only additional cost to be incurred will be the incremental cost of bringing the units into compliance with the FCC regulations.

Through December 31, 2006, the Company has expensed approximately $976,000 in connection with this matter, of which approximately $66,000, primarily relating to costs associated with the replacement of equipment, legal fees and other professional fees, was recorded in 2006. The Company anticipates the total charge to complete this upgrade program to range from $1,100,000 to $1,300,000.

Projected Versus Actual Results:

The Company's revenues for the year ended December 31, 2006 of $30,794,388 exceeded the Company's revenue projections of $30,000,000. The Company's net income of $1,262,529 for the year ended December 31, 2006 exceeded the projected net income of $1,200,000.

Recent Accounting Pronouncements:

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* a replacement of APB No. 20 and SFAS No. 3. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle to be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 and the adoption of this statement did not have a material impact on the consolidated results of operations or financial position.

In November 2004, the FASB issued FASB Statement No. 151, *Inventory Costs – An Amendment of ARB No. 43, Chapter 4* ("SFAS 151"), which is the result of its effort to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges and not included in overhead. It also requires that allocation of fixed production overhead cost to inventory be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material impact on our financial.

In July 2006, FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48") was issued, clarifying the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company adapted FIN 48 as of January 2007 and the adoption of this Interpretation did not have a material impact on the consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes guidelines for measuring fair value and expands disclosure regarding fair value measurements. SFAS No. 157 does not require new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material effect on our financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, "Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB No. 108 provides interpretive guidance on how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 is effective for years ending after November 15, 2006. The adoption of the provisions of SAB No. 108 did not have a material impact on the financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to provide additional information that will help investors and other financial statement users to more easily understand the effect of the company's choice to use fair value on its earnings. Finally, SFAS 159 requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157 (see above). The Company is currently assessing the impact of SFAS 159.

Critical Accounting Policies:

In preparing the financial statements, the Company makes estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on the balance sheet. The Company believes that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on its financial statements due to the materiality of the accounts involved, and therefore, considers these to be its critical accounting policies. Estimates in each of these areas are based on historical experience and a variety of assumptions that the Company believes are appropriate. Actual results may differ from these estimates.

Reserves for Uncollectible Accounts Receivable

The Company makes ongoing assumptions relating to the collectibility of its accounts receivable. The accounts receivable amount on the balance sheet includes a reserve for accounts that might not be paid. In determining the amount of the reserve, the Company considers its historical level of credit losses. The Company also makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations, and it assesses current economic trends that might impact the level of credit losses in the future. The Company recorded reserves for uncollectible accounts receivables of $547,000 as of December 31, 2006, which is equal to approximately 10% of total accounts receivable. While the Company believes that the current reserves are adequate to cover potential credit losses, it cannot predict future changes in the financial stability of its customers and the Company cannot guarantee that its reserves will continue to be adequate. For each 1% that actual credit losses exceed the reserves established, there would be an increase in general and administrative expenses and a reduction in reported net income of approximately $55,000. Conversely, for each 1% that actual credit losses are less than the reserve, this would decrease the Company's general and administrative expenses and increase the reported net income by approximately $55,000.

Fixed Assets

Fixed assets are stated at cost. Depreciation for financial reporting purposes is being provided by the straight-line method over the estimated useful lives of the related assets. The valuation and classification of these assets and the assignment of useful depreciable lives involves significant judgments and the use of estimates. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Historically, impairment losses have not been required. Any change in the assumption of estimated useful lives could either result in a decrease or increase the Company's financial results. A decrease in estimated useful life would reduce the Company's net income and an increase in estimated useful life would increase the Company's net income. If the estimated useful lives of the PERS medical device were decreased by one year, the cost of goods related to services would increase and net income would decrease by approximately $165,000. Conversely, if the estimated useful lives of the PERS medical device were increased by one year, the cost of goods related to services would decrease and net income would increase by approximately $135,000.

Valuation of Goodwill

Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite life intangible assets are no longer amortized, but are subject to annual impairment tests. To date, the Company has not been required to recognize an impairment of goodwill. The Company tests goodwill for impairment annually or more frequently when events or circumstances occur, indicating goodwill might be impaired. This process involves estimating fair value using discounted cash flow analyses. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these estimated cash flows were based on a combination of historical results and current internal forecasts. The Company cannot predict certain events that could adversely affect the reported value of goodwill, which totaled $9,532,961 at December 31, 2006 and $6,086,428 at December 31, 2005. If the Company were to experience a significant adverse impact on goodwill, it would negatively impact the Company's net income.

Accounting for Stock-Based Awards

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment." Prior to January 1, 2006, the Company had applied the intrinsic value method of accounting for stock options granted to our employees and directors under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, employee and director compensation expense was recognized only for those options whose exercise price was less than the market value of our common stock at the measurement date.

The Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified prospective transition method. Under the modified prospective method, (i) compensation expense for share-based awards granted prior to January 1, 2006 are recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under SFAS No. 123 and (ii) compensation expense for all share-based awards granted subsequent to December 31, 2005 are based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Results for periods prior to January 1, 2006 have not been restated. As a result of adopting SFAS No. 123R, the Company recorded a pre-tax expense of approximately $250,000 for stock-based compensation for the year ended December 31, 2006.

The determination of fair value of share-based payment awards to employees and directors on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Board of Directors and Shareholders
American Medical Alert Corp. and Subsidiaries
Oceanside, New York

We have audited the accompanying consolidated balance sheets of American Medical Alert Corp. and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. We have also audited the financial statement schedule listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Medical Alert Corp. and Subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment.

/s/ Margolin, Winer and Evens, LLP
Garden City, New York
March 30, 2007

DECEMBER 31,	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 856,248	$ 2,638,984
Accounts receivable (net of allowance for doubtful accounts of $547,000 in 2006 and $451,000 in 2005)	4,920,950	4,354,744
Notes receivable	25,642	24,394
Inventory	313,851	332,323
Prepaid expenses and other current assets	860,863	684,336
Deferred income taxes	239,000	309,000
TOTAL CURRENT ASSETS	7,216,554	8,343,781
FIXED ASSETS–AT COST:		
Medical devices	17,350,168	16,970,577
Monitoring equipment	2,864,310	2,240,484
Furniture and equipment	2,454,499	1,494,323
Construction in progress	—	293,247
Leasehold improvements	1,009,178	720,583
Automobiles	275,712	258,689
	23,953,867	21,977,903
Less accumulated depreciation and amortization	14,645,955	14,167,245
	9,307,912	7,810,658
OTHER ASSETS:		
Long-term portion of notes receivable	48,071	73,713
Intangible assets (net of accumulated amortization of $3,194,677 and $2,229,045 in 2006 and 2005)	5,115,961	3,474,252
Goodwill (net of accumulated amortization of $58,868)	9,532,961	6,086,428
Other assets	1,386,286	806,504
	16,083,279	10,440,897
TOTAL ASSETS	$32,607,745	$26,595,336

The accompanying notes are an integral part of these financial statements.

DECEMBER 31,	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 1,527,327	$ 616,811
Accounts payable	805,002	1,120,269
Accounts payable-acquisitions	477,308	1,318,103
Accrued expenses	1,075,256	1,305,091
Current portion of capital lease obligations	39,183	24,082
Deferred revenue	104,515	111,428
TOTAL CURRENT LIABILITIES	4,028,591	4,495,784
Deferred Income Tax Liability	992,000	971,000
Long-Term Debt, Net of Current Portion	5,677,068	2,429,396
Long-Term Portion of Capital Lease Obligations	74,440	—
Customer Deposits	69,200	—
Accrued Rental Obligation	381,256	190,230
Other Liabilities	40,000	125,000
TOTAL LIABILITIES	11,262,555	8,211,410
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value – authorized, 1,000,000 shares; none issued and outstanding	—	—
Common stock, $.01 par value – authorized, 20,000,000 shares; Issued 9,230,086 shares in 2006 and 8,765,415 in 2005	92,302	87,654
Additional paid-in capital	14,591,238	12,897,151
Retained earnings	6,767,682	5,505,153
	21,451,222	18,489,958
Less treasury stock, at cost (43,910 shares)	(106,032)	(106,032)
TOTAL SHAREHOLDERS' EQUITY	21,345,190	18,383,926
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$32,607,745	$26,595,336

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,	2006	2005	2004
REVENUE:			
Services	$30,406,636	$22,176,799	$18,852,925
Product sales	387,752	270,843	275,078
	30,794,388	22,447,642	19,128,003
COSTS AND EXPENSES (INCOME):			
Costs related to services	14,439,292	10,717,366	9,613,792
Cost of products sold	234,336	154,329	159,054
Selling, general and administrative expenses	14,172,973	10,198,082	8,845,066
Interest expense	394,613	52,638	58,184
Other income	(578,355)	(473,209)	(356,699)
	28,662,859	20,649,206	18,319,397
INCOME BEFORE PROVISION FOR INCOME TAXES	2,131,529	1,798,436	808,606
PROVISION FOR INCOME TAXES	869,000	866,000	398,000
NET INCOME	1,262,529	932,436	$ 410,606
BASIC EARNINGS PER SHARE	$ .14	$ .11	$ .05
DILUTED EARNINGS PER SHARE	$ .13	$ .10	$ .05

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2006, 2005 and 2004	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	Number of Shares	Amount				
Balance - January 1, 2004	7,734,486	$77,345	$9,573,863	$4,162,111	$(106,032)	$13,707,287
Exercise of Stock Options	268,557	2,685	717,121	—	—	719,806
Exercise of Warrants	75,000	750	284,250	—	—	285,000
Income Tax Benefit of Stock Option Exercised	—	—	155,200	—	—	155,200
Net Income for the Year Ended December 31, 2004	—	—	—	410,606	—	410,606
Balance - December 31, 2004	8,078,043	$80,780	10,730,434	4,572,717	(106,032)	15,277,899
Issuance of Common Stock - Acquisitions	25,914	259	154,187	—	—	154,446
Exercise of Stock Options	385,008	3,850	1,072,147	—	—	1,075,997
Exercise of Warrants	276,450	2,765	803,583	—	—	806,348
Income Tax Benefit of Stock Options Exercised	—	—	136,800	—	—	136,800
Net Income for the Year Ended December 31, 2005	—	—	—	932,436	—	932,436
Balance - December 31, 2005	8,765,415	$87,654	12,897,151	5,505,153	(106,032)	18,383,926
Issuance of Common Stock - Employees	31,333	313	187,687	—	—	188,000
Issuance of Common Stock - Acquisitions	92,327	923	571,465	—	—	572,388
Issuance of Stock Options	—	—	61,261	—	—	61,261
Exercise of Stock Options	253,511	2,537	499,049	—	—	501,586
Exercise of Warrants	87,500	875	331,625	—	—	332,500
Income Tax Benefit of Stock Options Exercised	—	—	43,000	—	—	43,000
Net Income for the Year Ended December 31, 2006	—	—	—	1,262,529	—	1,262,529
Balance - December 31, 2006	**9,230,086**	**$92,302**	**$14,591,238**	**$6,767,682**	**$(106,032)**	**$21,345,190**

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$1,262,529**	$932,436	$410,606
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for deferred income taxes	**91,000**	149,000	49,000
Provision for doubtful receivables	**210,795**	200,675	85,000
Stock compensation charge	**249,261**	—	—
Depreciation and amortization	**3,515,262**	3,061,668	3,071,424
Provision for valuation of put warrants	—	(10,000)	(190,000)
Accrued rental obligation	**191,026**	46,600	35,606
Income tax benefit from stock options exercised	**43,000**	136,800	155,200
Decrease (increase) in:			
Accounts receivable	**(626,204)**	(1,033,454)	(158,563)
Inventory	**18,472**	364,413	(244,812)
Prepaid and refundable taxes	—	—	155,093
Prepaid expenses and other current assets	**(176,527)**	(250,279)	37,440
Other assets	—	—	11,312
Increase (decrease) in:			
Accounts payable	**(315,267)**	560,816	(58,884)
Accrued expenses	**(208,835)**	1,490	495,773
Deferred revenue	**(6,913)**	95,594	(90,575)
Other liabilities	**(85,000)**	(60,000)	261,884
Net Cash Provided by Operating Activities	**4,162,599**	4,195,759	4,025,504
CASH FLOWS FROM INVESTING ACTIVITIES:			
Repayments of notes receivable	**24,394**	23,207	22,077
Purchase of American Mediconnect, Inc.	**(1,550,136)**	—	—
Purchase of MD OnCall	**(2,877,648)**	—	—
Purchase of alphaCONNECT, Inc	—	—	(639,816)
Purchase of LIMC	—	(364,100)	—
Purchase of North Shore	—	(2,257,356)	—
Purchase of Answer Connecticut, Inc.	**(30,493)**	(2,348,332)	—
Purchase – other	**(70,345)**	—	—
Payments of accounts payable - acquisitions	**(1,489,635)**	(51,256)	—
Expenditures for fixed assets	**(3,563,253)**	(2,983,451)	(2,615,637)
(Increase) decrease in other assets	**(266,425)**	(700,252)	—
Deposits on equipment and software	**(321,987)**	—	—
Increase in goodwill	—	—	(103,856)
Payment for account acquisitions and licensing agreement	**(438,996)**	(98,262)	(312,489)
Net Cash Used in Investing Activities	**(10,584,524)**	(8,779,802)	(3,649,721)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	**$4,850,000**	$3,000,000	$ 62,065
Repayment of long-term debt	**(991,812)**	(751,051)	(357,646)
Principal payments under capital lease obligations	**(53,084)**	(95,119)	(90,269)
Exercise of stock options and warrants	**834,085**	1,882,345	1,004,806
Net Cash Provided by Financing Activities	**4,639,189**	4,036,175	618,956
NET INCREASE (DECREASE) IN CASH	**(1,782,736)**	(547,868)	994,739
CASH—BEGINNING OF YEAR	**2,638,984**	3,186,852	2,192,113
CASH—END OF YEAR	**$856,248**	$2,638,984	$ 3,186,852
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—			
Cash paid during the year for:			
Interest	**$ 364,702**	$ 68,325	$ 58,184
Income taxes	**1,542,774**	211,509	104,299
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Common stock issued in connection with acquisition	**$ 572,388**	$ 154,446	$ —
Accounts payable due sellers in connection with acquisitions	**648,840**	1,241,219	128,140
Long-term debt issued in connection with acquisition of PERS subscriber base	**300,000**	—	—

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Scope of business – The Company's portfolio of services includes Health and Safety Monitoring Systems ("HSMS"), which encompasses personal emergency response systems ("PERS") and telehealth systems, telephony based communication services ("TBCS") and pharmacy security monitoring systems (Safe Com). The Company's PERS business is to sell, rent, install, service and monitor remote communication systems with personal security and smoke/fire detection capabilities, linked to an emergency response monitoring center. The telehealth system has two main components; the first is a patient home monitoring appliance and the second is a web based care management software program. TBCS provides after-hours telephone answering services as well as newly developed "Daytime Service" applications to the healthcare community. Safe Com provides personal safety and asset monitoring to retail establishments. The Company markets its products primarily to institutional customers, including long-term care providers, retirement communities, hospitals, and government agencies, physicians and group practices and individual consumers across the United States.

Consolidation policy – The accompanying consolidated financial statements include the accounts of American Medical Alert Corp. and its wholly-owned subsidiaries; together the "Company". All material inter-company balances and transactions have been eliminated.

Inventory valuation – Inventory, consisting of finished goods held for resale and component parts, is valued at the lower of cost (first-in, first-out) or market. At December 31, 2006 and 2005, the Company had reserves on certain component parts inventory aggregating approximately $23,000 and $337,000, respectively. The reserve, which arose in 2004 ($232,000) and 2005 ($105,000), was established due to a change in telehealth technology. During 2006, the majority of these components were discarded.

Fixed assets – Depreciation is computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives as follows:

Medical devices	3 – 7 years
Monitoring equipment	5 years
Furniture and equipment	5 – 7 years
Automobiles	3 years

Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the useful life of the asset or the term of the lease.

In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its fixed assets and intangible assets with finite lives for impairment when there are indications that the carrying amounts of these assets may not be recoverable. No impairment losses were recorded during the three-year period ended December 31, 2006.

The Company's PERS equipment is subject to approval from the Federal Communication Commission ("FCC"). In November 2004, the Company received an inquiry from the Federal Communications Commission. In response to the inquiry, the Company has determined that certain versions of its PERS equipment emit levels of radio frequency energy that exceed applicable standards designed to reduce the possibility of interference with radio communications; however, this issue poses no safety or functionality risk to subscribers.

In July 2006, the Company reached an agreement with the FCC on a corrective action plan to upgrade the affected PERS equipment and agreed upon a voluntary contribution of $75,000. At December 31, 2005, the Company had accrued such amount. The Agreement calls for the corrective action plan to run substantially parallel with the normal recycling of the Company's PERS equipment and, as such, the only additional cost to be incurred will be the incremental cost of bringing the units into compliance with the FCC regulations.

Through December 31, 2006, the Company has expensed approximately $976,000 in connection with this matter. During the years ended December 31, 2006, 2005 and 2004 the Company recorded expenses of approximately $66,000, $430,000 and $480,000, respectively, primarily relating to costs associated with the replacement of equipment, legal fees and other professional fees.

Goodwill and other intangible assets – Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired. Goodwill and indefinite life intangible assets are not amortized, but are subject to annual impairment tests. The Company completes the annual impairment test during the fourth quarter. As of December 31, 2006 and 2005, no evidence of impairment existed.

Other intangible assets with finite lives are amortized on a straight-line basis over the periods of expected benefit. The Company's other intangible assets include: (a) trade accounts and trade name (collectively, "account acquisitions") which are amortized over their estimated lives of three to ten years; (b) noncompete agreements which are being amortized over their contractual lives of five years; (c) customer lists which are being amortized over five to seven years and (d) licensing agreement which is being amortized over the term of the related agreement (Note 2).

Accounts receivable – Accounts receivable are reported in the balance sheet at their outstanding principal balance net of an estimated allowance for doubtful accounts. Sales terms usually provide for payment within 30 to 60 days of billing. An allowance for doubtful accounts is estimated based upon a review of outstanding receivables, historical collection information, and existing economic conditions. During the years ended December 2006, 2005 and 2004, provisions for doubtful accounts of approximately $211,000, $200,000 and $85,000, respectively, were charged to income and included in general and administrative expenses. Accounts receivable are charged against the allowance when substantially all collection efforts cease. Recoveries of accounts receivable previously charged off are recorded when received.

Income taxes – The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," pursuant to which deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years.

Revenue recognition – Approximately 98% of revenue is derived from contract services relating to two of the Company's segments (see Note 12). HSMS revenue principally consists of fixed monthly charges covering the rental of the PERS and telehealth units as well as the monitoring of the PERS at the Company's call center. In the TBCS and Safe Com segments, revenue is primarily derived from monthly services pursuant to contracts. Certain TBCS customers are billed in advance on a semi-annual and annual basis. Unearned revenue is deferred and recognized as services are rendered. None of the Company's billings are based on estimates.

The remainder of revenue is derived from product sales and the installation of PERS equipment. Product sales revenue is recognized at the time of delivery. Installation revenue is billed and recognized at the time the monitoring equipment is installed. Expenses incurred in connection with installations are also recognized at this time. Installation services include the actual installation of the monitoring equipment, the testing of the units and instructing the customer how to operate and use the equipment.

Research and development costs – Research and development costs, which are expensed and included in selling, general and administrative expenses, were $240,487, $173,790 and $151,876 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income per share – Earnings per share data for the years ended December 2006, 2005 and 2004 are presented in conformity with SFAS No. 128, "Earnings Per Share."

The following table is a reconciliation of the numerators and denominators in computing earnings per share:

	Income (Numerator)	Shares (Denominator)	Per-Share Amounts
2006			
Basic EPS – Income available to common stockholders	$1,262,529	8,948,328	$.14
Effect of dilutive securities – Options and warrants	—	437,814	
Diluted EPS – Income available to common shareholders and assumed conversions	1,262,529	9,386,142	$.13
2005			
Basic EPS – Income available to common shareholders	$932,436	8,452,435	$.11
Effect of dilutive securities – Options and warrants	—	672,470	
Diluted EPS – Income available to common shareholders and assumed conversions	932,436	9,124,905	$.10
2004			
Basic EPS – Income available to common shareholders	$410,606	7,903,267	$.05
Effect of dilutive securities – Options and warrants	—	575,557	
Diluted EPS – Income available to common shareholders and assumed conversions	$410,606	8,478,824	$.05

Concentration of credit risk – Financial instruments which potentially subject the Company to concentration of credit risk principally consist of accounts receivable from state and local government agencies. The risk is mitigated by the Company's procedures for extending credit, follow-up of disputes and receivable collection procedures. In addition, the Company maintains its cash in various bank accounts that at times may exceed federally insured limits. (See Note 11).

Reclassifications – Certain amounts in the 2005 and 2004 consolidated financial statements have been reclassified to conform to the 2006 presentation.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accounting estimates, in part, are based upon assumptions concerning future events. Among the more significant are those that relate to collectibility of accounts receivable, the estimated lives and recoverability of long-lived assets, including goodwill, and the ultimate cost to resolve the FCC matter. Accounting estimates reflect the best judgment of management and actual results may differ from those estimates.

Fair value of financial instruments – Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the fair value of certain financial instruments in their financial statements. The Company estimates that the fair value of its cash, accounts and notes receivable, accounts payable and accrued expenses approximates their carrying amounts due to the short maturity of these instruments. Substantially all long-term debt bears interest at variable rates currently available to the Company; accordingly, their carrying amounts approximate their fair value.

Accounting for stock-based compensation – Prior to 2006, the Company followed Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for its stock-based compensation plans. Under APB No. 25, no compensation expense was recognized for stock options when the exercise price of the options equaled the market price of the stock at the date of grant. Compensation expense was recognized on a straight-line basis for stock awards based on the vesting period and the market price at the date of the award.

On January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement No. 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payments to employees, including grants of stock and employee stock options, based on estimated fair values. Statement No. 123(R) supersedes the Company's previous accounting under APB No. 25 for periods beginning in 2006. The Company adopted Statement No. 123(R) using the modified prospective transition method. The Company's consolidated financial statements for the year ended December 31, 2006, reflects the impact of Statement No. 123(R). In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect the impact of Statement No. 123(R).

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's consolidated statements for the year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma disclosure provisions of Statement No. 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of Statement No. 123(R).

The following table summarizes stock-based compensation expense, which is included in selling, general and administrative expense, related to all share-based payments recognized in the consolidated statement of income.

	2006
Stock options	$61,261
Service based awards	80,000
Performance based awards	108,000
Tax benefits	(103,694)
Stock-based compensation expense, net of tax	$145,567
Effect on basic and diluted earnings per share	$0.02

Service Based Awards

In 2006, the Company granted 60,000 restricted shares to certain executives. These shares vest over periods ranging from three to five years, on December 31 of each year. As of December 31, 2006, 12,500 shares were vested. Fair value for restricted stock awards is based on the Company's closing common stock price on the date of grant. The grant date fair value of restricted stock granted during the year ended December 31, 2006 was $360,000. As of December 31, 2006, the Company had $280,000 of total unrecognized compensation costs related to unvested restricted stock expected to be recognized over a weighted average period of 3.71 years.

Performance Based Awards

In 2006, the Company granted awards to an executive providing for the right to earn up to 90,000 shares (up to 18,000 shares per year for the next five years) to an executive. The receipt of such shares is contingent upon the Company achieving certain specified consolidated gross revenue and Earnings before Interest and Taxes ("EBIT") objectives in each of the next five fiscal years ending December 31. The fair value of the performance shares ($540,000) is based on the Company's closing common stock on the date of grant and assumes that performance goals will be achieved. The fair value of the shares is expensed over the performance period for those shares that are expected to ultimately vest. If such objectives are not met, no compensation cost is recognized and any recognized compensation cost is reversed. As of December 31, 2006, no shares were vested. As of December 31, 2006, there was $432,000 of total unrecognized compensation costs related to unvested share awards; that cost is expected to be recognized over a period of 4.00 years.

The following table illustrates pro forma net income and pro forma earnings per share as if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), to stock-based employee compensation in 2005 and 2004.

Year Ended December 31,	2005	2004
Net income as reported	$ 932,436	$ 410,606
Deduct: Total stock-based employee compensation expense determined under fair value based method net of tax	(136,055)	(104,215)
Pro forma net income (loss)	$ 796,381	$ 306,391
Earnings per share:		
Basic – as reported	$ 0.11	$ 0.05
Basic – pro forma	$ 0.09	$ 0.04
Diluted – as reported	$ 0.10	$ 0.05
Diluted – pro forma	$ 0.09	$ 0.04

The weighted average grant date fair value of options granted in 2006, 2005 and 2004 was $61,261, $238,090 and $143,791, respectively.

The fair value of options at date of grant was estimated by Chartered Capital Advisors, Inc. using the Black-Scholes model with the following weighted average assumptions:

	2006	2005	2004
Expected life (years)	2	2	2
Risk free interest rate	4.94%	4.31%	2.83%
Expected volatility	23.26%	18.39%	22.50%
Expected dividend yield	—	—	—

Recent accounting pronouncements – In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB No. 20 and SFAS No. 3. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle to be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 and the adoption of this statement did not have a material impact on the consolidated results of operations or financial position.

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which is the result of its effort to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges and not included in overhead. It also requires that allocation of fixed production overhead cost to inventory be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material impact on the consolidated results of operations or financial position.

In July 2006, FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48") was issued, clarifying the accounting for uncertainty in tax positions. This Interpretation requires that recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company adopted FIN 48 as of January 2007 and the adoption of this Interpretation did not have a material impact on the consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes guidelines for measuring fair value and expands disclosure regarding fair value measurements. SFAS No. 157 does not require new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material effect on our financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, "Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB No. 108 provides interpretive guidance on how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 is effective for years ending after November 15, 2006. The adoption of the provisions of SAB No. 108 did not have a material impact on the financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to provide additional information that will help investors and other financial statement users to more easily understand the effect of the company's choice to use fair value on its earnings. Finally, SFAS 159 requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157 (see above). The Company is currently assessing the impact of SFAS 159.

2. Intangible Assets and Goodwill

Intangible assets consist of the following:

	December 31, 2006		December 31, 2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Account acquisitions	$1,837,293	$1,044,976	$1,138,297	$998,226
Noncompete agreements	315,000	91,979	200,000	40,208
Customer lists	5,043,345	1,234,337	3,250,000	470,149
Licensing agreement(a)	1,115,000	823,385	1,115,000	720,462
Total	$8,310,638	$3,194,677	$5,703,297	$2,229,045

(a) – On November 1, 2001, the Company entered into a five-year Cooperative Licensing, Development, Services and Marketing Agreement with HHN (the "HHN Agreement") pursuant to which the Company developed, with the assistance of HHN, a new integrated appliance combining the features of the Company's PERS product with HHN's technology. The agreement was amended on June 30, 2005 and includes an extension of the initial term for an additional three years, through October 31, 2009.

Amortization expense of intangible assets for the years ended December 2006, 2005 and 2004 was approximately $1,014,000, $632,000 and $723,000, respectively, and annual estimated amortization, based on the current amount of intangible assets, is as follows:

Years Ending December 31,	
2007	$ 1,210,000
2008	1,110,000
2009	956,000
2010	793,000
2011	387,000
Thereafter	660,000

Changes in the carrying amount of goodwill, all of which relate to the Company's TBCS segment, for the years ended December 31, 2006 and 2005 are as follows:

Balance as of January 1, 2005	$ 2,563,864
Additional Goodwill	3,522,564
Balance as of December 31, 2005	6,086,428
Additional Goodwill	3,446,533
Balance as of December 31, 2006	$ 9,532,961

Additions to goodwill during 2006 include $1,160,236, $2,255,804 and $30,493 relating to the acquisitions of American Mediconnect, Inc., Rhode Island Medical Bureau and Capital Medical ("MD OnCall") and Answer Connecticut, Inc., respectively. The 2005 additions to goodwill include $1,825,380, $1,466,489 and $230,695 relating to the acquisition of Answer Connecticut, Inc., North Shore Answering Service and Long Island Message Center, Inc., respectively.

3. Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2006	**2005**
Term loans - bank	$6,125,000	$3,000,000
Revolving credit line - bank	750,000	–
Note payable - other	300,000	–
Auto loans	29,395	46,207
	7,204,395	3,046,207
Less current portion of long-term debt	1,527,327	616,811
	$ 5,677,068	$2,429,396

Term loans payable and revolving credit line - bank – In May 2002, the Company entered into a credit facility arrangement for $3,000,000, which included a term loan of $1,500,000 and a revolving credit line that permitted maximum borrowings of $1,500,000 (based on eligible receivables, as defined).

In December 2005, the credit facility was amended to increase the term loan to $3,000,000. The Company drew down the full $3,000,000 and utilized a portion of the proceeds to pay off its existing term loan of $450,000 under the original credit facility. The term loan is now payable in equal monthly principal payments of $50,000 over five years, commencing January 2006. The revolving credit matures in May 2008.

In March 2006 and December 2006, the credit facility was amended whereby the Company obtained an additional $2,500,000 and $1,600,000 of term loans, the proceeds of which were utilized to finance the acquisitions of MD OnCall and American Mediconnect, Inc. These term loans are payable over five years in equal monthly principal installments of $41,666.67 and $26,666.67, respectively. Additionally, certain of the covenants were amended.

In December 2006, the credit facility was amended to reduce the interest rates charged by the bank such that borrowings under the term loan will bear interest at either (a) LIBOR plus 2.00% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, and the revolving credit line will bear interest at either (a) LIBOR plus 1.75% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater. The LIBOR interest rate charge shall be adjusted in .25% intervals based on the Company's ratio of Consolidated Funded Debt to Consolidated EBITDA. The Company has the option to choose between the two interest rate options under the amended term loan and revolving credit line. Borrowings under the credit facility are collateralized by substantially all of the assets of the Company.

As of December 31, 2006 and 2005, the Company was in compliance with the financial covenants in its loan agreement. At June 30, 2006 and March 31, 2006, the Company was not in compliance with one of the financial covenants in its loan agreement. The lender waived the non-compliance and entered into an amendment to the credit facility.

Note payable – other – In December 2006, in connection with the acquisition of certain PERS accounts, the Company executed a note in the amount of $300,000. The note is payable in twelve equal quarterly installments of $27,515 commencing in February 2007, which includes interest at a fixed rate of 6%.

Principal payment requirements – Aggregate maturities of long-term debt are as follows:

Years ending December 31,	
2007	$1,527,327
2008	2,282,752
2009	1,529,316
2010	1,420,000
2011	445,000
	$7,204,395

Covenants – The above agreements provide for negative and affirmative covenants including those related to working capital and other borrowings.

4. Acquisition

On December 21, 2006, the Company acquired substantially all of the assets of American Mediconnect, Inc. and PhoneScreen, Inc., Illinois based companies under common ownership (collectively "AMI"), AMI is a provider of telephone after-hour answering services primarily focused on hospitals, physicians and other health care providers and PhoneScreen, Inc. is a provider of call center and compliance monitoring services to hospitals, pharmaceutical companies and clinical resource organizations. The purchase price was $2,028,830 and consisted of an initial cash payment of $1,493,730, common stock valued at $229,324 and a future cash payment of $305,776, which is due in December 2007. In addition, for the following three years the Company shall pay Seller an amount equal to twenty-five (25%) percent of the cash receipts collected by the Company, excluding sales taxes, from the PhoneScreen business. The Company also incurred professional fees of approximately $57,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenue and earnings of the acquired business are met as of December 31, 2007, 2008 and 2009. The results of operations of AMI are included in the Telephone Based Communications Services ("TBCS") segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Fixed assets	$ 175,000
Non-compete agreement	50,000
Customer list	700,000
Goodwill	1,160,236
Cost to acquire AMI	$ 2,085,236

On March 10, 2006, the Company acquired substantially all of the assets of MD OnCall, a Rhode Island based company and Capitol Medical Bureau, a Maryland based company (collectively "MD OnCall"), providers of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $3,382,443 and consisted of an initial cash payment of $2,696,315, common stock valued at $343,064 and future cash payments of $343,064, which was paid in full as of March 2007. The Company also recorded finder and professional fees of approximately $181,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenues and earnings of the acquired business are met as of March 31, 2007, 2008 and 2009. The results of operations of MD OnCall are included in the TBCS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Accounts receivable	$138,798
Fixed assets	260,000
Non-compete agreement	50,000
Customer list	1,050,000
Goodwill	2,255,804
Capital lease obligations	(142,625)
Customer deposits	(48,200)
Cost to acquire MD OnCall	$3,563,777

On December 9, 2005, the Company acquired substantially all of the assets of Answer Connecticut, Inc. ("ACT"), a Connecticut based provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $3,088,923 and consisted of an initial cash payment of $2,316,692, common stock valued at $154,446 and future cash payments of $617,785, which were paid as of December 2006. The Company also recorded professional fees of approximately $62,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenues and earnings of the acquired business are met as of December 31, 2006, 2007 and 2008. The threshold was not met for 2006. The results of operations of ACT are included in the TBCS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired at the date of acquisition.

Accounts receivable	$95,182
Fixed assets	150,000
Non-compete agreement	50,000
Customer list	1,000,000
Goodwill	1,855,873
Cost to acquire ACT	$3,151,055

On October 3, 2005, the Company acquired substantially all of the assets of North Shore Answering Service ("NSAS"), a Long Island, New York based provider of telephone after-hour answering services. The purchase price was $2,719,461 and consisted of an initial cash payment of $2,175,569 and future cash payments of $543,892, which were paid as of December 2006. The Company also recorded professional fees of approximately $82,000. The results of operations of NSAS are included in the TBCS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired at the date of acquisition.

Accounts receivable	$24,760
Fixed assets	60,000
Non-compete agreement	50,000
Customer list	1,200,000
Goodwill	1,466,489
Cost to acquire NSAS	$2,801,249

On May 17, 2005, the Company acquired substantially all of the assets of Long Island Message Center, Inc., a Long Island, New York based provider of telephone after-hour answering services. The purchase price was $397,712 and consisted of an initial cash payment of $318,170 and a future cash payment of $79,542, which was paid in February 2006. The Company also recorded finder and professional fees of approximately $46,000. The results of operations of Long Island Message Center, Inc. are included in the TBCS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired at the date of acquisition.

Accounts receivable	$12,948
Non-compete agreement	25,000
Customer list	175,000
Goodwill	230,695
Cost to acquire Long Island Message Center, Inc.	$443,643

On April 12, 2004, the Company acquired substantially all of the assets of alphaCONNECT, Inc., a New Jersey based provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $691,956 and consisted of an initial cash payment of $563,816 and future cash payments of $51,256 and $76,884, which were paid in 2005 and 2006, respectively. The Company also paid professional fees of $76,000. A potential existed for the payment of additional purchase price consideration if certain thresholds concerning revenue were met by the acquired business during 2005 and 2006; such thresholds were not met. The results of operations of alphaCONNECT, Inc. are included in the TBCS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired at the date of acquisition.

Accounts receivable	$19,762
Fixed assets	25,000
Non-compete agreement	25,000
Customer list	325,000
Goodwill	373,194
Cost to acquire alphaCONNECT, Inc.	$767,956

In the case of each of the acquisitions, the Company received a third party valuation from Chartered Capital Advisors, Inc. of certain intangible assets in determining the allocation of purchase price.

The purchase price of each acquisition exceeded the fair value of the identifiable net assets acquired in as much as these acquisitions were consummated to enable the Company to expand its presence in the telephone answering service business into new regions or to strengthen its position in areas where it was already operating. Furthermore, the acquisitions were done for the business' future cash flows and net earnings as opposed to solely for the identifiable tangible and intangible assets. The Company expects all goodwill arising from the above acquisitions will be deductible for tax purposes.

Unaudited pro forma results of operations for the years ended December 31, 2006, 2005 and 2004 as if Long Island Message Center, North Shore Answering Service, Answer Connecticut, Inc., alphaCONNECT, Inc., MD OnCall and American Mediconnect, Inc. had been acquired as of the beginning of 2004 follow. The pro forma results include estimates which management believes are reasonable.

	Pro forma Years Ended December 31,		
	2006	**2005**	**2004**
Revenue	$34,381,000	$32,633,000	$29,902,000
Net income	1,304,000	1,238,000	640,000
Net income per share			
Basic	$ .15	$.14	$.08
Diluted	$ .14	$.13	$.07

The unaudited pro forma results of operations do not purport to represent what the Company's results of operations would actually have been had the acquisitions been effected for the periods presented, or to predict the Company's results of operations for any future period.

5. Related Party Transactions

Notes receivable at December 31, 2006 and 2005 of $73,713 and $98,107, respectively, represent amounts due from the Chairman and principal shareholder of the Company. In July 2002, the amount due from this individual, plus accrued interest, was converted into a term loan, which bears interest at a rate of 5% per annum and is payable in monthly installments of principal and interest through September 2009.

See Note 7 for other related party transactions.

6. Income Taxes

The provision (credit) for income taxes consists of the following:

Years Ended December 31,	2006	2005	2004
Current:			
Federal	$575,000	$594,000	$163,000
State and local	203,000	123,000	186,000
	778,000	717,000	349,000
Deferred:			
Federal	61,000	34,000	76,000
State and local	30,000	115,000	(27,000)
	91,000	149,000	49,000
Total	$869,000	$866,000	$398,000

The following is a reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes:

Years Ended December 31,	2006	2005	2004
Statutory federal income tax rate	34%	34%	34%
State and local taxes	7	9	13
Permanent differences	1	1	1
Other	(1)	4	1
Effective income tax rate	41%	48%	49%

The tax effects of significant items comprising the Company's deferred taxes at December 31, 2006 and 2005 are as follows:

December 31,	2006	2005
Deferred tax liabilities:		
Difference between book and tax bases of property	$(1,184,000)	$(1,079,000)
Deferred tax assets:		
Reserves not currently deductible	394,000	417,000
Other	37,000	—
Total	431,000	417,000
Net deferred tax liabilities	$(753,000)	$(662,000)

7. Commitments

Capital leases – The Company is obligated under certain capital lease agreements for monitoring equipment and computer software that expire on various dates through 2009. Equipment and computer software under capital leases included in fixed assets are as follows:

December 31,	2006	2005
Monitoring equipment and software	$160,000	$308,340
Less accumulated depreciation	(16,000)	(193,506)
	$144,000	$114,834

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2006:

Years ending December 31,	
2007	$45,895
2008	45,895
2009	33,359
Total minimum lease payments	125,149
Less amounts representing interest	11,526
Present value of net minimum lease payments	113,623
Less current portion	39,183
Obligation under capital leases, less current portion	$74,440

Operating leases – The Company rents an office facility from its Chairman and principal shareholder pursuant to a lease, which expires in September 2007. The lease calls for minimum annual rentals, subject to 5% annual increases, plus reimbursement for real estate taxes. The Company leased a second building from this individual until October 2004, at which time the Company was released from its obligation.

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York in order to consolidate its HCI and Oceanside ERC and Customer Service facilities. The fifteen (15) year lease term commenced in April 2003. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase, plus reimbursement for real estate taxes.

During 2005, the Company entered into two operating lease agreements for additional space at its Long Island City, New York location in order to consolidate its warehouse and distribution center and accounting department into this location. The leases, which commenced in January 2006 and expire in March 2018, call for minimum annual rentals of $220,000 and $115,000, respectively, and are subject to increases in accordance with the terms of the agreements. The Company is also responsible for the reimbursement of real estate taxes.

The Company has also entered into various other operating leases for warehouse and office space in Medford, New Jersey, Decatur, Georgia, Countryside, Illinois, Parker, Colorado and Redondo Beach, California. Additionally, the Company has entered into operating leases for its TBCS call center operations in Audubon, NJ, Port Jefferson, NY, Newington, CT., Springfield, Massachusetts, Rockville, MD, Cranston, Rhode Island and Chicago, Illinois.

Rent expense was $1,270,767 in 2006, $709,044 in 2005 and $751,941 in 2004 which includes $133,140, $133,861 and $199,875, respectively, in connection with the above noted leases with the principal shareholder. Rent expense includes real estate taxes of $23,174 in 2006, $17,831 in 2005 and $28,405 in 2004.

The aggregate minimum annual rental commitments under non-cancelable operating leases are as follows:

Years ending December 31,	
2007	$1,009,714
2008	795,150
2009	812,791
2010	765,546
2011	720,695
Thereafter	5,018,596
	$9,122,492

Approximately 1% of the minimum annual rental commitments relate to the above noted lease with the principal shareholder.

Employment agreements – On November 11, 2005, the Company entered into a five-year employment agreement (which became effective January 1, 2006) with the Company's President and Chief Operating Officer. During the term of the agreement, the base salary will range from $240,000 to $300,000. In addition, the agreement provides for an annual stock grant and includes incentive compensation, in the form of stock, based on the Company meeting certain operating criteria.

The Company has also entered into other employment agreements with certain officers and other employees in the ordinary course of business. The aggregate annual base salaries under these agreements are as follows:

Years ending December 31,	
2007	$2,177,000
2008	1,873,000
2009	1,127,000
2010	328,000
	$5,505,000

In addition, certain of these employees are entitled to receive additional compensation if certain performance criteria are met. No additional compensation was paid during the three year period ended December 31, 2006.

8. Common Stock and Options

The Company has two stock option plans, the 1997 Stock Option Plan ("1997 Plan") and the 2000 Stock Option Plan ("2000 Plan"). The Company's 1991 Stock Option Plan ("1991 Plan") expired in 2001. Additionally, the Company has a stock incentive plan, the 2005 Stock Incentive Plan.

Under the 1991 Plan, as amended, a maximum of 750,000 shares underlying stock options were available for grant as either Incentive Stock Options or Nonstatutory Stock Options. The last options granted under this Plan were issued in 2001 and will expire in 2006. All options under this Plan were granted at exercise prices equal to the fair market value of the Company's common shares at the date of grant.

Under the 1997 and 2000 Plans, a maximum of 750,000 and 1,250,000 shares underlying stock options, respectively, may be granted. Options granted under both Plans may either be Incentive Stock Options ("ISOs") or Nonqualified Stock Options.

Under the 2005 Plan, a maximum of 750,000 shares of the Company's Common Stock may be granted to employees (including officers and directors who are employees) and non-employee directors of the Company. No grants may be made pursuant to the 2005 Plan after June 22, 2015. The Plan provides for the grant of (i) incentive stock options ("ISOs"), (ii) nonqualified stock options, (iii) stock awards, and (iv) stock appreciation rights ("SARS").

All of the Company's plans are administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"). In general, the Administrator determines all terms for the grant of awards under the plans. The exercise price of an ISO or SAR may not be less than the fair value of the Company's common stock on the date of grant (110% of such fair market value for an ISO if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company).

Information with respect to options outstanding under plans is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance - January 1, 2004	1,620,207	$2.68		
Granted during 2004	219,330	4.31		
Forfeitures/expirations during 2004	(130,135)	3.30		
Exercised during 2004	(268,557)	2.66		
Balance - December 31, 2004	1,440,845	2.87	4.77	$3,395,054
Granted during 2005	254,758	6.32		
Forfeitures/expiration during 2005	(23,312)	3.01		
Exercised during 2005	(385,008)	2.80		
Balance - December 31, 2005	1,287,283	3.56	5.13	$3,393,074
Granted during 2006	66,000	5.37		
Forfeitures/expiration during 2006	(46,954)	4.35		
Exercised during 2006	(253,511)	1.97		
Balance - December 31, 2006	1,052,818	$4.02	5.12	$2,805,698

At December 31, 2006, 2005 and 2004, 1,052,818, 1,279,783 and 1,396,178 options were exercisable, respectively.

The aggregate intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $993,080, $1,357,957 and $494,095, respectively. At January 1, 2006 there were 7,500 non-vested stock options outstanding. During the year ended December 31, 2006, 2,500 options vested and 5,000 options were forfeited. There are no nonvested stock options outstanding as of December 31, 2006.

The following table summarizes information about the stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.00 - $3.00	359,088	4.89	$2.41	359,088	$2.41
$3.00 - $4.50	365,430	6.01	3.84	365,430	3.84
$4.50 - $6.75	303,300	4.42	5.92	303,300	5.92
$6.75 - $10.13	25,000	3.76	6.93	25,000	6.93
	1,052,818	5.12	$4.02	1,052,818	$4.02

As of December 31, 2006, 88,909, 95,213 and 391,700 shares of common stock are available for future grants under the 1997, 2000 and 2005 Plans, respectively.

9. Other Income

Other income for the years ended December 2006, 2005 and 2004 includes Relocation and Employment Assistance Program ("REAP") credits in the approximate amounts of $458,000, $392,000 and $312,000, respectively. In connection with the relocation of certain operations to Long Island City, New York, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period; during the first five years the Company will be refunded the full amount of the eligible credit and, thereafter, the benefit will be available only as a credit against New York City income taxes.

10. Employee Savings Plan

The Company sponsors a 401(k) savings plan that is available to all eligible employees. Participants may elect to defer a portion of their compensation, subject to an annual limitation provided by the Internal Revenue Service. The Company may make matching and/or profit sharing contributions to the plan at its discretion. The Company contributed $21,682, $21,336 and $18,707 for the years ended December 31, 2006, 2005 and 2004, respectively.

11. Major Customers

Since 1983, the Company has provided Personal Emergency Response Systems ("PERS") services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). The Company has been operating since 1993 with a contract to provide HCSP with these services, which has been extended for 1-2 year periods since 1993, the last such extension through December 31, 2006. During the years ended December 31, 2006, 2005 and 2004, the Company's revenue from this contract represented 8%, 12% and 15%, respectively, of its total revenue.

In November 2002, a new Request for Proposals ("RFP") was issued by HRA to provide emergency response services to HCSP from April 1, 2004 through March 31, 2007. After receiving notification from the City of New York's Human Resources Administration ("HRA") that the Company was selected as the approved vendor under the RFP to provide PERS services to the Home Care Services Program to Medicaid Eligible individuals, the Company subsequently received notification from HRA that it canceled the RFP "in the best interest of the City of New York." The Company was advised that the cancellation of the RFP is not related to any performance issue or negative reflection upon the Company. Concurrently, the Company was advised of HRA's decision to issue a new contract extension to the Company through June 2005 under the terms of the contract that the Company has been operating under since 1993. The Company has since received this contract extension and also has received subsequent extensions which go through December 31, 2006. In accordance with the original contract and consistent with previous extensions, HRA has the right to terminate the contract without cause or "in the best interest of the City of New York" upon thirty days written notice. In September 2006, HRA issued a bid proposal relating to the providing of PERS services. No decision has been rendered by HRA as of March 20, 2007.

As of December 31, 2006 and 2005, accounts receivable from the contract represented 9% and 11%, respectively, of accounts receivable and medical devices in service under the contract represented approximately 14% and 17%, respectively, of medical devices. Legal and other fees of approximately $90,000, $120,000 and $120,000 relating to the contract extensions were expensed in 2006, 2005 and 2004, respectively.

12. Segment Reporting

The Company has three reportable segments, Health and Safety Monitoring Systems ("HSMS"), Telephone Based Communication Services ("TBCS"), and Safe Com.

The table below provides a reconciliation of segment information to total consolidated information for the years ended 2006, 2005 and 2004:

2006	HSMS	TBCS	Safe Com	Consolidated
Revenue	$15,497,956	$14,749,417	$547,015	$30,794,388
Interest expense	38,118	356,495	—	394,613
Depreciation and amortization	2,288,158	1,156,870	70,234	3,515,262
Income tax expense	121,121	697,919	49,960	869,000
Net income	104,869	1,057,873	99,787	1,262,529
Total assets	13,962,484	18,224,326	420,935	32,607,745
Additions to fixed assets	3,146,336	760,088	91,828	3,998,252
Additions to goodwill and intangible assets	738,996	5,354,878	—	6,093,874

2005	HSMS	TBCS	Safe Com	Consolidated
Revenue	$14,509,798	$7,470,100	$467,744	$22,447,642
Interest expense	50,953	1,685	—	52,638
Depreciation and amortization	2,467,246	527,085	67,337	3,061,668
Income tax expense	361,459	484,122	20,419	866,000
Net income	247,149	642,708	42,579	932,436
Total assets	9,742,333	16,317,278	535,725	26,595,336
Additions to fixed assets	2,729,197	402,604	61,650	3,193,451
Additions to goodwill and intangible assets	85,262	5,962,564	—	6,047,826

2004	HSMS	TBCS	Safe Com	Consolidated
Revenue	$13,265,835	$5,487,303	$374,865	$19,128,003
Interest expense	54,223	3,961	—	58,184
Depreciation and amortization	2,644,183	361,764	65,477	3,071,424
Income tax expense	77,270	304,818	15,912	398,000
Net income (loss)	(216,651)	592,824	34,433	410,606
Total assets	12,028,990	6,782,836	689,190	19,501,016
Additions to fixed assets	2,208,951	374,912	56,774	2,640,637
Additions to goodwill and intangible assets	31,219	827,049	—	858,268

The accounting polices of the operating segments are the same as those described in the summary of significant accounting policies.

13. Contingencies

In addition to the FCC inquiry described in Note 1, the Company is aware of various threatened or pending litigation claims against the Company relating to its products and services and arising in the ordinary course of its business. At December 31, 2006 and 2005, no liability has been recorded in the accompanying financial statements as the conditions for an accrual have not been met. The Company has given its insurance carrier notice of such claims and the Company believes there is sufficient insurance coverage to cover any such claims. In any event, the Company believes the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

14. Quarterly Financial Data (Unaudited)

The following information has been derived from unaudited financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair presentation of such information.

	Three Months Ended			
	March 31 2006	June 30 2006	September 30 2006	December 31 2006
Revenue	$7,150,211	$7,796,317	$7,784,660	$8,063,200
Gross Profit	$3,701,648	$4,181,133	$4,118,535	$4,119,444
Net Income	$279,767	$244,776	$279,421	$458,565
Basic EPS	$0.03	$0.03	$0.03	$0.05
Diluted EPS	$0.03	$0.03	$0.03	$0.04

	Three Months Ended			
	March 31 2005	June 30 2005	September 30 2005	December 31 2005
Revenue	$5,238,570	$5,427,324	$5,495,252	$6,286,496
Gross Profit	$2,742,173	$2,964,162	$2,710,653	$3,158,959
Net Income	$226,499	$275,781	$202,901	$227,255
Basic EPS	$0.03	$0.03	$0.02	$0.03
Diluted EPS	$0.03	$0.03	$0.02	$0.02

Schedule II
Valuation and Qualifying Accounts

	Column B	Column C	Additions	Column D	Column E
	Balance at Beginning of Period	Charge to Costs and Expenses	Charged to Other Accounts (1)	Deductions	Balance at end of Period
Year Ended December 31, 2004					
Allowance for doubtful accounts	$643,000	$ 85,361	$ —	$ —	$728,361
Allowance for inventory obsolescence	—	232,094	—	—	232,094
Year Ended December 31, 2005					
Allowance for doubtful accounts	728,361	200,676	23,462	(501,728)	450,771
Allowance for inventory obsolescence	232,094	104,445	—	—	336,539
Year Ended December 31, 2006					
Allowance for doubtful accounts	450,771	210,795	11,706	(125,949)	547,323
Allowance for inventory obsolescence	$336,539	$ —	$ —	$(313,506)	$ 23,033

(1) – Acquisitions

OFFICERS

Jack Rhian
Chief Executive Officer and President

Richard Rallo, CPA
Chief Financial Officer

Frederic S. Siegel
Director, Executive Vice President

Randi M. Baldwin
Senior Vice President,
Marketing and Program Development

John Rogers
Vice President,
Operations and Secretary

BOARD OF DIRECTORS

Howard M. Siegel
Chairman of the Board
Senior Advisor
American Medical Alert Corp.

Gregory Fortunoff
Private Investor

John ST Gallagher
Chief Executive Officer and
Chairman of the Board
Vanguard Health Care
Management, LLC

Ronald Levin
President
Ron Levin Associates

Jack Rhian
Chief Executive Officer and President,
American Medical Alert Corp.

Frederic S. Siegel
Executive Vice President,
American Medical Alert Corp.

Yacov Shamash, Ph.D
Dean of the College of Engineering
SUNY Stonybrook

EXECUTIVE OFFICES

3265 Lawson Blvd.
Oceanside, New York 11572

ENGINEERING AND SERVICE FACILITIES

36-36 33rd Street
Suite B100
Long Island City, NY 11106

2512 Artesia Boulevard
Suite 110
Redondo Beach, California 90278

CALL CENTERS

NEW YORK
H-LINK® OnCall
36-36 33rd Street
Suite 103
Long Island City, NY 11106

HSMS
36-36 33rd Street
Suite 306
Long Island City, NY 11106

NORTH SHORE ANSWERING SERVICE
1000 Main Street
2nd Floor
Port Jefferson, NY 11777

NEW JERSEY
LIVE MESSAGE AMERICA
609 South White Horse Pike
Audubon, NJ 08106

CONNECTICUT
ANSWER CONNECTICUT
365 Willard Avenue
Suite 2A
Newington, CT 06111

ILLINOIS
PHONESCREEN
3232 North Elston Avenue
Chicago, IL 60618

MARYLAND
CAPITOL MEDICAL BUREAU
15855 Crabbs Branch Way
Rockville, MD 20855

RHODE ISLAND
MD ON CALL
95 Sockanosse Cross Road
Suite 305
Cranston, RI 02920

MASSACHUSETTS
ACT TELESERVICES
989 Main Street
Springfield, MA 01103

REGIONAL OFFICES

SOUTHEAST REGION
910 Church Street
Suite 203
Decatur, Georgia 30030

MIDWEST REGION
17040 South Oak Park Avenue
Tinley Park, Illinois 60477

WESTERN REGION
12543 North Highway 83
Suite 300
Parker, Colorado 80134

COUNSEL

Moses & Singer LLP
405 Lexington Avenue
12th Floor
New York, New York 10174

Korn & Spirn
50 Clinton Street
Hempstead, New York 11550

Greenberg Traurig
200 Park Avenue
Met Life Building
New York, New York 10166

AUDITORS

Margolin, Winer & Evens, LLP
400 Garden City Plaza
Garden City, New York 11530

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004

SECURITY LISTINGS

Nasdaq (Symbol) "AMAC"

STOCKHOLDERS MEETING

July 31, 2007 – 10:00 a.m.
Moses & Singer LLP
405 Lexington Avenue
12th Floor
New York, New York 10174

WORLD WIDE WEB ADDRESS

www.amac.com

10–K REPORT

A copy of the Company's Form 10-K Report, including exhibits, as filed with the Securities and Exchange Commission may be obtained free of charge to shareholders by writing to the Secretary,
John Rogers
American Medical Alert Corp.
3265 Lawson Boulevard
P.O. Box 40
Oceanside, New York 11572


AMAC

800.286.2622

WWW.AMAC.COM

American Medical Alert Corp.
3265 Lawson Boulevard
Oceanside, New York 11572

END